Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement. (a joint stock limited company incorporated in the People’s Republic of China with limited liability) (Stock Code: 1055) 2014 INTERIM RESULTS ANNOUNCEMENT The Board of Directors (the “Board”) of China Southern Airlines Company Limited (the “Company”) hereby announces the unaudited results of the Company and its subsidiaries (the “Group”) for the six months ended 30 June 2014. This announcement, containing the full text of the 2014 Interim Report of the Company, complies with the relevant requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) in relation to information to accompany preliminary announcements of interim results. Printed version of the Company’s 2014 Interim Report will be delivered to the registered holders of H shares of the Company and available for viewing on the websites of the Stock Exchange at www.hkexnews.hk and of the Company at www.csair.com on or before 11 September 2014. By order of the Board China Southern Airlines Company Limited Xie Bing and Liu Wei Joint Company Secretaries Guangzhou, the People’s Republic of China 29 August 2014 As at the date of this announcement, the Directors include Si Xian Min, Wang Quan Hua, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang, Xu Jie Bo and Li Shao Bin as executive Directors; and Wei Jin Cai, Ning Xiang Dong, Liu Chang Le and Tan Jin Song as independent non-executive Directors.

Contents About Us Important Information 3 Definitions 4 Company Profile 5 Operating Results Highlights of Accounting Information and Financial Indicators 8 Summary of Operating Data 11 Report of Directors 14 Management Discussion and Analysis 19 Corporate Governance Changes in the Share Capital, Shareholders’ Profile and Disclosure of Interests 26 Directors, Supervisors, Senior Management and Employees 29 Corporate Governance Report 30 Significant Matters 32 Other Information Documents Available for Reference 42 Financial Statements Review Report 44 Reviewed Financial Statements 45 Cautionary Statements: Forward-looking statements included in this report, including future plans and development strategies, do not constitute a guarantee of the Company to investors. Investors shall be aware of the risks of investment.

About Us

3 2014 Interim Report Important Information I. The board of directors (the “Board”) and the supervisory committee (the “Supervisory Committee”) of the Company and its directors (the “Directors”), supervisors (the “Supervisors”) and senior management warrant the truthfulness, accuracy and completeness of the content contained in this interim report, and this interim report does not contain inaccurate or misleading statements or have any material omission, and jointly and severally accept full legal responsibility. II. This interim report was considered and approved at the third meeting of the seventh session of the Board on 29 August 2014. 12 Directors were required to attend the meeting and 11 of them attended in person. Director Li Shao Bin did not attend the meeting because of business reason, and authorized Director Zhang Zi Fang to attend and vote on his behalf. III. The financial statements contained in this interim report of the Company have been prepared under IFRSs and have not been audited. IV. Mr. Si Xian Min (Chairman), the responsible person of the finance work, Mr. Tan Wan Geng (President of the Company), Mr. Xu Jie Bo (Chief Financial Officer of the Company), and the responsible person of the accounting department, Mr. Lu Hong Ye (General Manager of the Finance Division of the Company) warrant the truthfulness, accuracy and completeness of the financial statements contained in this interim report. V. During the reporting period, neither the controlling shareholder of the Company, nor any of its connected persons has utilized the non-operating funds of the Company. VI. During the reporting period, the Company did not provide external guarantees in violation of any specified decision-making procedures. VII. During the reporting period, the Company did not have any issued or outstanding preference shares and convertible bonds. VIII. During the reporting period, there were no changes to the registration of the Company.

4 China Southern Airlines Company Limited Defi nitions Unless the context otherwise requires, the following terms should have the following meanings in this report: Company China Southern Airlines Company Limited Group China Southern Airlines Company Limited and its subsidiaries CSAHC China Southern Air Holding Company Xiamen Airlines Xiamen Airlines Company Limited SA Finance Southern Airlines Group Finance Company Limited SAIETC Southern Airlines (Group) Import and Export Trading Company PCACL China Southern Airlines Group Passenger and Cargo Agent Company Limited SACC Shenzhen Air Catering Co., Ltd. SACM Southern Airlines Culture and Media Co., Ltd. CSAGPMC China Southern Airlines Group Property Management Company Limited Available Seat Kilometers or “ASK” the number of seats made available for sale multiplied by the kilometers flown Available Tonne Kilometers or “ATK” the tonnes of capacity available for the transportation of revenue load (passengers and cargo) multiplied by the kilometers flown Revenue Passenger Kilometers i.e. passengers traffic volume, the number of passengers carried multiplied by or “RPK” the kilometers flown Revenue Tonne Kilometers or “RTK” i.e. total traffic volume, the load (passengers and cargo) in tonnes multiplied by the kilometers flown Revenue Tonne Kilometers i.e. cargo and mail traffic volume, the load (cargo) in tonnes multiplied by – cargo or “RFTK” the kilometers flown Revenue Tonne Kilometers the load (passenger) in tonnes multiplied by the kilometers flown – passenger Passenger Load Factor RPK expressed as a percentage of ASK Overall Load Factor RTK expressed as a percentage of ATK Yield per RPK revenue from passenger operations divided by RPK Yield per RFTK revenue from cargo operations divided by RFTK Articles of Association Articles of Association of China Southern Airlines Company Limited Stock Exchange The Stock Exchange of Hong Kong Limited Listing Rules The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited Model Code The Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited Corporate Governance Code Corporate Governance Code as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited SFO Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong) PRC The People’s Republic of China

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2014 Interim Report

Company Profile

Name in Chinese: 中国南方航空股份有限公司
Short Name in Chinese: 南方航空
Name in English: China Southern Airlines Company Limited
Short Name in English: CSN
Legal Representative: Si Xian Min
Company Secretary: Xie Bing
Securities Affairs Representative: Xu Yang
Shareholder Enquiry: Company Secretary Office of the Company
Telephone: +86-20-86124462
Fax: +86-20-86659040
E-mail: ir@csair.com
Address:
278 Ji Chang Road, Guangzhou, Guangdong Province, PRC

Joint Company Secretaries: Xie Bing and Liu Wei
Address:
DLA Piper Hong Kong
17th Floor, Edinburgh Tower, The Landmark, 15 Queen's Road Central, Hong Kong

Registered Address:
House 233, No. 203 Kaifa Avenue, Guangzhou Economic & Technology Development Zone, Luogang District, Guangzhou, Guangdong Province, PRC

Place of Business:
278 Ji Chang Road, Guangzhou, Guangdong Province, PRC

Place of Business in Hong Kong:
Unit B1, 9th Floor, United Centre, 95 Queensway, Hong Kong

Website of the Company: www.csair.com
E-mail: webmaster@csair.com
Authorized Representatives under the Listing Rules: Xu Jie Bo and Liu Wei
Controlling Shareholder: China Southern Air Holding Company

Principal Bankers:
China Development Bank
Bank of China
China Construction Bank
The Export-Import Bank of China
Industrial & Commercial Bank of China
Agricultural Bank of China

Designated Newspapers for Information Disclosure (A Shares):
China Securities Journal, Shanghai Securities News, Securities Times
Designated Website for Information Disclosure (A Shares): www.sse.com.cn
Designated Website for Information Disclosure (H Shares): www.hkexnews.hk
Interim Report Available for Reference: Company Secretary Office of the Company

6 China Southern Airlines Company Limited Company Profi le Place of Listing of A Shares: Shanghai Stock Exchange Date of the Company’s First Registration: Stock Name of A Shares: 25 March 1995 Stock Code of A Shares: 600029 Place of the Company’s First Registration: A Share Registrar: Guangzhou Baiyun International Airport China Securities Depository and Clearing Corporation Limited Shanghai Branch Registration Number of the Business Licence of Legal Floor 36, China Insurance Building, 166 Lu Jia Zui East Entity: 440000400012565 Road, Shanghai, PRC Organisation Code: 10001760-0 Tax registration number: Place of Listing of H Shares: The Stock Exchange of Yue Guo Shui Zi: 440101100017600 Hong Kong Limited Yue Di Shui Zi: 440191100017600 Stock Name of H Shares: CHINA SOUTH AIR Stock Code of H Shares: 01055 Domestic Legal Adviser: H Share Registrar: Z&T Law Firm Hong Kong Registrars Limited Overseas Legal Adviser: 17M Floor, Hopewell Centre, 183 Queen’s Road East, DLA Piper Hong Kong Wanchai, Hong Kong Domestic Auditor: Place of Listing of N Shares: New York Stock Exchange PricewaterhouseCoopers Zhong Tian LLP Stock Name of N Shares: China Southern Air Address of Domestic Auditor: Stock Code of N Shares: ZNH 11/F PricewaterhouseCoopers Center, 2 Corporate N Share Registrar: Avenue, 202 Hu Bin Road, Huangpu District, Shanghai, BNY Mellon Shareowner Services PRC P.O. Box 30170, College Station, TX 77842-3170, U.S.A. Signing Accountants of Domestic Auditor: Wang Bin and Du Wei Wei Overseas Auditor: PricewaterhouseCoopers Address of Overseas Auditor: 22/F, Prince Building, 10 Chater Road, Central, Hong Kong

Operating Results

8 China Southern Airlines Company Limited Highlights of Accounting Information and Financial Indicators I. Principal Accounting Information and Financial Indicators of the Group as at the end of the Reporting Period (I) Principal Accounting Information Unit: RMB million Increase/ Six months ended Six months ended (decrease) Principal Accounting Information 30 June 2014 30 June 2013 (%) Operating revenue 50,225 46,205 8.70 (Loss)/profit attributable to equity shareholders of the Company (1,057) 344 (407.27) Net cash generated from operating activities 2,729 1,891 44.32 Increase/ (decrease) 30 June 2014 31 December 2013 (%) Total equity attributable to equity shareholders of the Company 32,884 34,329 (4.21) Total assets 177,717 165,207 7.57 (II) Principal Financial Information Six months ended Six months ended Decrease Principal Financial Indicators 30 June 2014 30 June 2013 (%) Basic (loss)/earnings per share (RMB/share) (0.11) 0.04 (375.00) Diluted (loss)/earnings per share (RMB/share) (0.11) 0.04 (375.00)

9 2014 Interim Report II. Difference on the Accounting Information between PRC GAAP and IFRSs (I) Difference in (loss)/profit and equity attributable to equity shareholders of the Company under consolidated financial information in financial statements between International Financial Reporting Standards (“IFRSs”) and PRC Generally Accepted Accounting Principles (“PRC GAAP”) Unit: RMB million (Loss)/profit attributable Equity attributable to equity shareholders to equity shareholders of the Company of the Company Six months Six months ended 30 June ended 30 June 30 June 31 December 2014 2013 2014 2013 Amounts under PRC GAAP (1,018) 302 32,733 34,139 Adjustments: Government grants 1 2 (31) (32) Capitalisation of exchange difference of specific loans (64) 56 287 351 Accumulated loss attributed to non-controlling interests of a subsidiary – – (23) (23) Adjustments arising from an associates business combination under common control (1) (1) 7 8 Effect of the above adjustments on taxation 18 (14) (70) (88) Effect of the above adjustments on non-controlling interests 7 (1) (19) (26) Amounts under IFRSs (1,057) 344 32,884 34,329 (II) Explanation on the differences between PRC GAAP and IFRSs: 1. In accordance with the PRC GAAP, special funds such as investment grants allocated by the government, if clearly defined in official documents as part of ”capital reserve”, are credited to capital reserve. Under IFRSs, government grants relating to purchase of fixed assets are deducted from the cost of the related fixed assets.

10 China Southern Airlines Company Limited Highlights of Accounting Information and Financial Indicators 2. In accordance with the PRC GAAP, exchange difference arising from translation of specific loans and related interest denominated in a foreign currency is capitalised as part of the cost of qualifying assets. Under IFRSs, such exchange difference should be recognised in income statement unless the exchange difference represents an adjustment to interest. 3. For both PRC GAAP and IFRSs, from 1 January 2010, any losses incurred by a non-wholly owned subsidiary will be allocated between the controlling and non-controlling interests in proportion to their interests in that entity, even if this results in a deficit balance within consolidated equity being attributed to the non-controlling interests. Under PRC GAAP, this new accounting policy is being applied retrospectively with previous periods figures restated. Under IFRSs, this new accounting policy is being applied prospectively and therefore previous periods have not been restated. 4. In accordance with the PRC GAAP, the Company and its associate account for the business combination under common control by applying the pooling-of-interest method. Under the pooling-of-interest method, the difference between the historical carrying amount of the acquiree and the consideration paid is accounted for as an equity transaction. Under IFRSs, the Company adopts the purchase accounting method for acquisition of business under common control. Accordingly, adjustments are made to make the associate’s accounting policy of business combination under common control conform to the policy of the Company when the associate’s financial statements are used by the Company in applying the equity method when preparing its financial statements in accordance with IFRSs. III. Major Charges on Assets, Commitments and Contingent Liabilities As at 30 June 2014, certain aircraft of the Group with an aggregate carrying value of approximately RMB86,912 million (as at 31 December 2013: RMB80,233 million) were mortgaged under certain loans or certain lease agreements. As at 30 June 2014, the Group had capital commitments (investment commitments excluded) of approximately RMB67,818 million (as at 31 December 2013: RMB51,353 million). Of such amounts, RMB63,936 million related to the acquisition of aircraft and related flight equipment and RMB3,882 million for other projects. Details of contingent liabilities of the Group are set out in note 24 of the interim financial information prepared in accordance with International Accounting Standard 34.

11 2014 Interim Report Summary of Operating Data Six months Six months ended 30 June ended 30 June Increase/(decrease) 2014 2013 (%) Traffic: Revenue passenger kilometers (RPK) (million): Domestic 60,302.83 55,678.34 8.31 Hong Kong, Macau and Taiwan 1,556.11 1,209.81 28.62 International 16,080.37 13,831.45 16.26 Total: 77,939.31 70,719.60 10.21 Revenue tonne kilometers (RTK) (million): Domestic 6,084.25 5,615.76 8.34 Hong Kong, Macau and Taiwan 145.14 113.82 27.52 International 2,985.16 2,543.21 17.38 Total: 9,214.55 8,272.79 11.38 RTK – Passenger (million) Domestic 5,337.58 4,941.52 8.01 Hong Kong, Macau and Taiwan 136.94 106.68 28.37 International 1,420.30 1,224.69 15.97 Total: 6,894.82 6,272.89 9.91 RTK – Cargo (RFTK) (million) Domestic 746.67 674.24 10.74 Hong Kong, Macau and Taiwan 8.20 7.14 14.85 International 1,564.85 1,318.52 18.68 Total: 2,319.72 1,999.90 15.99 Passengers carried (thousand): Domestic 42,108.22 39,333.92 7.05 Hong Kong, Macau and Taiwan 1,171.30 944.44 24.02 International 4,105.64 3,521.57 16.59 Total: 47,385.16 43,799.93 8.19 Cargo and mail carried (thousand tonnes) Domestic 469.94 426.50 10.19 Hong Kong, Macau and Taiwan 7.65 6.76 13.17 International 185.53 156.54 18.52 Total: 663.12 589.80 12.43

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China Southern Airlines Company Limited

Summary of Operating Data

	Six months ended 30 June 2014	Six months ended 30 June 2013	Increase/(decrease) (%)
Capacity:			
Available seat kilometers (ASK) (million):			
Domestic	75,357.72	68,521.50	9.98
Hong Kong, Macau and Taiwan	2,134.81	1,703.48	25.32
International	20,891.15	18,056.40	15.70
Total:	98,383.68	88,281.38	11.44
Available tonne kilometers (ATK) (million):			
Domestic	8,735.65	7,808.62	11.87
Hong Kong, Macau and Taiwan	242.01	193.96	24.77
International	4,403.99	3,774.32	16.68
Total:	13,381.65	11,776.90	13.63
Available tonne kilometers (ATK) – Passenger (million)			
Domestic	6,782.19	6,166.94	9.98
Hong Kong, Macau and Taiwan	192.13	153.31	25.32
International	1,880.20	1,625.08	15.70
Total:	8,854.52	7,945.33	11.44
Available tonne kilometers (ATK) – Cargo and mail (million)			
Domestic	1,953.44	1,641.68	18.99
Hong Kong, Macau and Taiwan	49.88	40.65	22.71
International	2,523.79	2,149.24	17.43
Total:	4,527.11	3,831.57	18.15
Load factor			
Passenger load factor (RPK/ASK) (%)			
Domestic	80.0	81.3	(1.60)
Hong Kong, Macau and Taiwan	72.9	71.0	2.68
International	77.0	76.6	0.52
Overall:	79.2	80.1	(1.12)
Overall load factor (RTK/ATK) (%)			
Domestic	69.6	71.9	(3.20)
Hong Kong, Macau and Taiwan	60.0	58.7	2.21
International	67.8	67.4	0.59
Overall:	68.9	70.2	(1.85)

13 2014 Interim Report Six months Six months ended 30 June ended 30 June Increase/(decrease) 2014 2013 (%) Kilometers flown (million) 600.26 543.99 10.34 Hours flown (thousand) Domestic 781.37 724.14 7.90 Hong Kong, Macau and Taiwan 20.39 16.41 24.25 International 153.30 131.44 16.63 Total: 955.06 871.99 9.53 Number of flights (thousand) Domestic 374.48 347.42 7.79 Hong Kong, Macau and Taiwan 9.94 8.23 20.78 International 33.34 28.63 16.45 Total: 417.76 384.28 8.71

14 China Southern Airlines Company Limited Report of Directors I. Discussion and Analysis on the Operations Facing the complicated and harsh economic and of the Company during the Reporting Period industry environment, the Company focused on enhancing safety management and endeavors to During the reporting period, the global economy improve efficiency. In addition, the Company kept recovered slowly with a momentum weaker than steadily pushing forward its in-depth strategic expectation. Given the complicated economic transformation, improving service quality and strictly situations, the growth of major economies continued controlling cost which orderly pushed our tasks to diverge. In China, there were increasing pressure through. on economic downturn with the drop in economic growth rate and slow consumption growth. Under (I) Continuously enhancing safety management the impact from adverse factors, such as unfavorable domestic and international economic situations, a During the reporting period, the Company decreasing market demand, relatively over capacity enhanced the work on safety management to of airline industry, contingent events in certain the frontline employees by active improvement markets as well as the increasing competition from which ensured the safety and stability of the high speed rail, the increasing market competition in Company. As at the end of the reporting domestic airline industry and the decreasing business period, the Company achieved records of 176 performance of the industry generally have been consecutive months of aviation safety and 240 shown. consecutive months of aviation security. In general, the Company is facing an extremely complicated external condition and there are lots of challenges for the Company. Southeast Asian market as well as the Xinjiang market of the Company were heavily affected by contingent events, which posed tremendous pressure on the Company’s operation. Also, the depreciation of RMB against USD posed a greater pressure on the performance of the Company.

15 2014 Interim Report (II) Endeavouring to improve operating efficiency During the reporting period, the Company adequately identified the rigorous operating environment and promptly adjusted market strategy based on the market changes so as to raise the operation efficiency by all possible ways. During the reporting period, the Group completed the total traffic volume of 9,215 million RTKs, representing an increase of 11.38% as compared with the same period last year; the passengers carried amounted to (III) Steadily pushing forward in-depth strategic 47,385.2 thousand, representing an increase of transformation 8.19% as compared with the same period last year; the cargo and mail carried amounted to During the reporting period, the Company 663.1 thousand tones, representing an increase continued to steadily push forward its in-depth of 12.43% as compared with the same period strategic transformation and focused on the last year; the Group achieved traffic revenue of quality of transformation. We launched several RMB48,345 million, representing an increase of new international routes, such as Guangzhou- 8.65% as compared with the same period last Changsha-Frankfurt and Urumqi-Seoul. The year, of which passenger revenue amounts to Hub Control Centers (HCC) in Guangzhou RMB45,040 million, representing an increase of and Xinjiang also commenced operation. The 8.36% as compared with the same period last number of international transit passengers year, and cargo and mail revenue amounts to reached 1,062,000, representing an increase RMB3,305 million, representing an increase of of 5% as compared with the same period last 12.80% as compared with the same period last year; the number of passengers through the year. Sixth Freedom reached 225,000, representing an increase of 6.8% as compared with the same period last year; and the revenue from transit operation amounted to RMB800 million, representing an increase of 6.5% as compared with the same period last year. The Company continued to improve the construction of hubs and route network, endeavored to provide better transit service to the passengers and further enhanced the quality of hub service. At the same time, the brand appeal of “Canton Route” kept broadening.

16 China Southern Airlines Company Limited Report of Directors (IV) Continuously enhancing the operation and (V) Implementing in-depth comprehensive service support capability budget management During the reporting period, the Company During the reporting period, the Company continued to improve our operation and implemented in-depth management and strictly service support capability by focusing on overall controlled costs and expenses. The Company operation and management and service quality. optimized the mechanism and procedure of Our on-time rate reached 70.61%, representing budget management by arousing the awareness an increase of 7.58 precentage points as of cost control among all employees. The compared with same period last year; the on- Company reviewed the overall budget and time rate of our international flights reached made a wide-ranging analysis on significant 82.10%, representing an increase of 4.53 costs incurred. Thus, we had a good result in percentage points as compared with the same controlling significant cost and kept improving period last year. Our brand appeal extended our standard of cost control. During the as the Company actively improved the ground reporting period, the total operating expenses and cabin services and upgraded the premium of the Group amounted to RMB50,429 million, economy class cabin. representing an increase of RMB3,808 million or 8.17% as compared with the same period last year, and the cost growth was lower than the growth of ATK and RTK. (VI) Actively advocating a comprehensive reform During the reporting period, the Company carried out a comprehensive and in-depth reform and actively advocated the reform throughout the Company, including the reform for sales and marketing system, the setup of network & revenue management division and Shanghai branch, as well as the establishment of a systematic career path for pilots.

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2014 Interim Report

II. Operating Plan for the Second Half of the Year

China looks forward to a normal of medium and high economic growth rate and stable development of civil aviation. Air transport tends to become more popularized at a lower fare, yet the air industry sees more opportunities, under the background of deepening reform as well as the continuous economic development in China. With the improvement of living standards in China and the tourism industry's development, there is a substantial room for the development of aviation industry in future.

In general, there are lots of opportunities, challenges and risks at the same time for the aviation industry in the second half of the year. Therefore, the Company will actively face the challenges, carefully study the internal and external market environment, master the trend of industry development, actively respond to market competition, grab the opportunities and improve our service in order to maximize our efficiency, refine our management and continuously strengthen the Company's overall competitiveness. In the second half of the year, the Company will take a number of special efforts:

(I) Giving prominence to the stable operation by focusing on improving operating efficiency

Giving prominence to the stable operation by focusing on increasing revenue and controlling cost at the same time will be the core tasks of the Company to improve our efficiency. The Company will grab the business opportunities coming with peak seasons and prudently allocate resources by precise identification of the market situation in order to enhance yield. Also, the Company will focus on transit operation to make use of our network advantage of "Hub+point-to-point" and to increase the sales of our Sixth Freedom products. The Company has a well planning on the operation of international routes through which we can achieve a better operation result in our new international routes, including Guangzhou-Wuhan-Moscow and Guangzhou-New York. With a better management on the sales and fare of international routes, the Company will improve sales of international premium class passengers. By enforcing refined management and focusing on the yield of route and capacity allocation, the Company will respond to the maket situation in a quicker way and gradually realize a precise marketing. As for cargo operation, the Company will effectively deploy capacity for cargo; arrange network adjustment with an aim to strengthen the sales of our bellyhold cargo spaces and our development on high-end products. In addition, we will accelerate cooperative projects with our partners in courier industry to increase the percentage of high quality cargo revenue. The Company will optimize our business model with internet thinking, enrich our competitive strategies, make investment to optimize the Company's official website and push forward our in-depth reform on e-commerce.


New York has never been so close

(II) Enhancing safety management to ensure a stable and better aviation safety

The Company will continue to strengthen risk control to ensure the aviation safety. The Company will keep monitoring aviation safety management, strengthen the overseas fleet management, improve the qualification and ability of crews, reassure the concept of flight safety and work harder to prevent violations of rules. Besides, the Company will improve risk control ability and implement practical measure for weaknesses and critical procedure in order to effectively utilize various new technologies such as Quick Access Recorder (QAR) and Safety Management System (SMS), with an aim to have better risk warning and analysis and control on safety procedure.

18 China Southern Airlines Company Limited Report of Directors (III) Improving operating management ability (V) Striving to control cost and boost efficiency and enhancing operational efficiency by virtue of implementing in-depth budget management The Company will focus its efforts on the framework for information communication The Company will continue with an in- and delivery, adjust and optimize the operation depth comprehensive budget management management model and working procedure to formulate practical measures for cost to deal with the delay issue and to improve the controlling. The Company will pay more operation decision-making efficiency. attention to the fleet planning and make appropriate adjustment according to actual situation, which will make our decision on fleet management more scientific and reasonable. Moreover, the Company will focus on control measures for significant cost incurred to catch up with the advanced benchmark of the industry to identify a critical way to cut down costs. Also, the Company will optimize the dynamic mechanism for income and cost in accordance with the principle of “Taking investment based on, and being attentive to returns”. (IV) Strengthening the service management and enhancing passengers’ experience The Company will continue to ensure better ground and cabin services to enhance the service quality control as well as the management of our service team. Also, we will provide better catering service, make use of the controlling function of the HCC, introduce attractive transit and travelling package and keep improving passengers’ experience. As for other services, the Company will accelerate the development of informationalization and focus on IT project development with an aim to provide a great support to enhance service quality.

19 2014 Interim Report Management Discussion and Analysis I. Overall Business Analysis Interest expense increased by 34.40% from the same period last year to RMB1,012 million, mainly due to During the reporting period, the Group’s total traffic the increase in the interests of new borrowing and revenue was RMB48,345 million, representing an finance leases during the reporting period. increase of RMB3,850 million or 8.65% from the same period last year. Meanwhile, the Group’s Net exchange loss of RMB1,109 million was recorded total traffic volume increased by 11.38% to 9,215 during the reporting period, mainly due to the million RTKs. Passenger load factor was 79.20%, appreciation of certain foreign currencies such as representing a decrease of 0.90 percentage point US dollars. And for the same period last year, net from the same period last year. Passengers carried exchange gain of RMB1,516 million was recorded. were 47,385.2 thousand, representing an increase of 8.19% from the same period last year. The average Income tax credit was recorded RMB315 million, utilisation rate of the Group’s aircraft was 9.34 hours as compared to an income tax expense of RMB242 per day during the reporting period, representing a million for the same period last year, mainly due to decrease of 0.26 hour from the same period last year. the recognition of deferred income tax assets resulting from operation losses. Total operating expenses increased by 8.17% from the same period last year to RMB50,429 million, For the six months ended 30 June 2014, the Group mainly due to the increase in flight operations recorded a net loss after tax of RMB814 million, as expenses, maintenance expenses, aircraft and traffic compared to a net profit after tax of RMB642 million servicing expenses and depreciation and amortization for the same period last year. expenses. Operational Revenues Analysis (RMB million) 3.74% 6.58% 58% 50,000 40,000 30,000 Passenger revenues 20,000 Six months ended Cargo and mail 10,000 30 June 2014 revenues 0 Six months ended Other operation Passenger Cargo and Other 30 June 2013 revenue revenues mail operation 89 9.68% 8% revenues revenue Passenger Revenues Analysis (RMB million) 40,000 30,000 17.33% 2.77% Domestic 20,000 Six months ended Hong Kong, 10,000 30 June 2014 Macau and Taiwan 0 Six months ended Domestic International Hong Kong, 30 June 2013 International Macau and 79.90% Taiwan

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China Southern Airlines Company Limited

Management Discussion and Analysis

Passenger revenue during the reporting period was RMB45,040 million, up by 8.36% from the same period last year, representing 93.16% of the Group's total traffic revenue. Passenger traffic volume increased by 10.21% to 77,939 million RPKs. The overall passenger yield per RPK decreased by 1.69% from RMB0.59 to RMB0.58.

Domestic passenger revenue was RMB35,988 million, up by 6.87% from the same period last year. Domestic passenger revenue accounted for 79.90% of overall passenger revenue. Passenger capacity, in terms of ASKs, increased by 9.98% while passenger traffic volume, in terms of RPKs, increased by 8.31% from the same period last year, resulting in a decrease in passenger load factor of 1.3 percentage points to 80%. During the reporting period, the passenger yield per RPK remained RMB0.60 as compared with the same period last year.

For Hong Kong, Macau and Taiwan routes, the Group recorded a passenger revenue of RMB1,245 million, representing an increase of 20.76% from the same period last year. Hong Kong, Macau and Taiwan passenger revenue accounted for 2.77% of total passenger revenue. Passenger capacity, in terms of ASKs, increased by 25.32% while passenger traffic volume, in terms of RPKs increased by 28.62% from the same period last year, resulting in an increase in passenger load factor of 1.9 percentage points to 72.9%. The passenger yield per RPK decreased by 5.88% from RMB0.85 to RMB0.80.

Passenger revenue for the Group's international routes amounted to RMB7,807 million, an increase of 13.80% from the same period last year. International passenger revenue accounted for 17.33% of the total passenger revenue. Passenger capacity, in terms of ASKs, increased by 15.70% while passenger traffic volume, in terms of RPKs, increased by 16.26% from the same period last year, resulting in an increase in passenger load factor of 0.4 percentage point to 77%. The passenger yield per RPK decreased by 2.00% from RMB0.50 to RMB0.49.

Cargo and mail revenue was RMB3,305 million, representing an increase of 12.80% from the same period last year. Cargo and mail revenue accounted for 6.84% of the total traffic revenue. Cargo and mail carried increased by 12.43% to 663.1 thousand tonnes from the same period last year. The cargo and mail yield per tonne kilometre decreased by 3.40% from RMB1.47 to RMB1.42.

21 2014 Interim Report Operational Expenses Analysis 1.15% (RMB million) 10 10.47% 7% Flight operation 30000 2.18% 18% expenses 25000 Maintenance 7. 1 19% 9% Six months Aircraft and traffic 20000 ended service expenses 15000 30 June 2014 Promotion and Six months 10000 selling expenses ended 5000 30 June 2013 General and 15.38% 38 8% administrative 0 expenses 55.96% 96 0UIFST Depreciation and expenses amortisation expenses expenses expenses 7.67% 67%% Maintenance amortisation 0UIFST service selling and operation and Flight traffic administrative 4JY_NPOUIT_FOEFE____+VOF_____ and Promotion and Depreciation Aircraft General 1. Flight operations expenses increased by 8.48% to RMB28,219 million from the same period last year, mainly due to the increase in fuel expenses and staff costs led by the increase of flown hours. 2. Maintenance expenses increased by 3.01% to RMB3,867 million from the same period last year, mainly due to fleet expansion. 3. Aircraft and traffic servicing expenses increased by 13.77% to RMB7,758 million from the same period last year, mainly due to the increase in ground service expenses led by the increase in aircraft movements. 4. Promotion and sales expenses decreased by 1.09% to RMB3,625 million from the same period last year, mainly due to the decrease in agency fee. 5. Depreciation and amortization expenses increased by 22.11% to RMB5,280 million from the same period last year, mainly due to the increase in the new self-financing and finance-leased aircrafts and engines.

22 China Southern Airlines Company Limited Management Discussion and Analysis Cash Flow Analysis II. Liquidity, Financial Resources and Capital Structure (RMB million) 12,000 As at 30 June 2014, the Group’s current liabilities 10,000 exceeded its current assets by RMB25,191 million, 8000 and the current liabilities includes borrowings, and 6000 obligations under finance leases repayable within one Six months ended 4000 year totaling RMB25,278 million. The liquidity of the 30 June 2014 2000 Group is primarily dependent on its ability to maintain Six months ended 30 June 2013 adequate cash inflow from operations to meet its debt 0 Net cash Net cash used Net cash obligations as they fall due, and on its ability to obtain generated from in investment generated from operation activities financing activities adequate external financing to meet its committed activities future capital expenditures. In preparing the interim financial report, the Directors have considered the Group’s sources of liquidity and believe that adequate Net cash generated from operating activities increased funding is available to fulfill the Group’s short term by 44.32% from the same period last year to RMB2,729 obligations and capital expenditure requirements. million, mainly due to the increase in government subsidy and tax refund during the reporting period. As at 30 June 2014, the Group’s borrowings totaled RMB65,886 million, representing an increase of Net cash used in investing activities increased by 39.57% RMB8,398 million from RMB57,488 million as at 31 from the same period last year to RMB8,532 million, mainly December 2013. Of such borrowings, RMB20,653 due to the increase in payment on equipment and aircraft million, RMB15,795 million, RMB16,866 million, purchase, and pledged bank deposits during the reporting RMB3,589 million and RMB8,983 million will be period. repayable in the twelve months ending 30 June 2015, 2016, 2017, 2018, 2019 and thereafter, respectively. Net cash generated from financing activities increased As at 30 June 2014, cash and cash equivalents of by 68.63% from the same period last year to RMB6,047 the Group totaled RMB12,007 million, an increase million, mainly due to the increase of borrowing for aircraft of RMB259 million from RMB11,748 million as at 31 purchase and the issuance of ultra-short-term financing bills December 2013. during the reporting period.

23 2014 Interim Report Net debts (aggregate of borrowings, obligations under The Group has significant exposure to foreign finance leases, trade payables, sales in advance of currency risk as substantially all of the Group’s carriage, amounts due to related companies, accrued obligations under finance leases, bank and other expenses and other liabilities less cash and cash loans and operating lease commitments are equivalents and pledged bank deposits) increased by denominated in foreign currencies, principally 13.13% to RMB118,041 million as at 30 June 2014, US dollars, Singapore dollars and Japanese compared to RMB104,345 million as at 31 December Yen. Depreciation or appreciation of Renminbi 2013. against foreign currencies affects the Group’s results significantly because the Group’s foreign As at 30 June 2014, total equity attributable to currency liabilities generally exceed its foreign equity shareholders of the Company amounted currency assets. to RMB32,884 million, representing a decrease of RMB1,445 million from RMB34,329 million as at 31 (II) Jet fuel price risk December 2013, mainly due to the declaration of cash dividend and loss during the reporting period. Total The Group is required to procure a majority equity as at 30 June 2014 amounted to RMB41,248 of its jet fuel domestically at PRC spot market million (31 December 2013: RMB42,451 million). prices. There are currently no effective means available to manage the Group’s exposure to Ratio of net debt to total equity of the Group as at 30 the fluctuations of domestic jet fuel prices. June 2014 was 286%, as compared to 246% as at 31 However, according to a pricing mechanism December 2013. that was jointly introduced by the National Development and Reform Commission and III. Financial Risk Analysis the Civil Aviation Administration of China in 2009, which allows certain flexible levy of fuel (I) Foreign currency risk surcharge linked to the jet fuel price, airline companies may, within a prescribed scope, Renminbi is not freely convertible into foreign make its own decision as to fuel surcharges for currencies. All foreign exchange transactions domestic routes and the pricing structure. The involving Renminbi must take place either pricing mechanism, to a certain extent, reduces through the People’s Bank of China or other the Group’s exposure to fluctuation in jet fuel institutions authorised to buy and sell foreign price. exchange or at a swap centre.

24

China Southern Airlines Company Limited

Management Discussion and Analysis

IV. Analysis on the core competitiveness

As at 30 June 2014, the Company had a fleet of 589 aircraft, including new models such as A380 and B787. The Company ranked first among all Chinese airlines in terms of its fleet size, flight routes network and volume of passenger traffic. After years of effort, the Company's core competitiveness begun to take shape, including its hub operation and management capability focusing on Guangzhou, its resources interoperability under the matrix management mode and its constantly increasing brand service influence.

(I) Strategic transformation continuously strengthened hub operation and management capability based on Guangzhou hub as a core hub.

The Company's strategic transformation mainly focused on developing transit and links with international long-haul flight, created a new profit model and development mode, gradually forming an airline with an efficient network, especially the popularity and attraction of Guangzhou hub has been greatly increased. During the first half of the year, the Sixth Freedom transit in Guangzhou increased 6.8% compared with the same period last year, with concentration of the four major hubs reaching 69%. At present, the Company is taking advantage of 72 hours TWOV ("Transit without Visa") policy effect, continuously launching attractive transits travel products, and continuously improving the hub experience. Such policy is one of the major assistances to "Canton Route" strategy of the Company, which is beneficial to the Company on its construction of an international airline with large scale and intensive network, and also beneficial to the Company to do well to attract more international transit passengers. The Company will continue the optimization of the transit flow to enhance its comprehensive support capabilities at Guangzhou and further strengthen transit connection of the Guangzhou hub to establish the "Canton Route".

(II) Resources interoperability under the matrix management mode continued to increase.

With its scale of having multiple bases, hubs, models and flights, we adopted a matrix management mode based on "horizontal integration and resources sharing", which not only unified the headquarters' control over resources, policy and operation standards but also demonstrated branches' and subsidiaries' motivated participation in security, marketing and service innovation, making good use of the edge of the Company's scale and network. At present, the matrix management mode has been implemented as a normal practice, under which core resources such as the capacity, routes and slots were methodically coordinated and the synergy among supporting resources such as marketing, flights, maintenance and service continued to rise. In the future, the Company will further strengthen innovation in systems and mechanisms to enhance efficiency of resource allocation, system coordination and add value to its existing edge.

(III) Constantly benchmarking SKYTRAX's five-star criteria, brand service influence was gradually improved

The Company, an airlines rated four-star by SKYTRAX, aims to become "the best in China, top-class in Asia and renown globally". The Company has been constantly benchmarking its service against SKYTRAX's five-star criteria and has been improving accordingly, resulting in increasing brand influence both in China and overseas. In the first half of the year, the Company made great progress on high-end economy class hardware equipment, meals and seat upgrade and improved the passenger lounge, enhancing the high-end service brand. In the first half of the year, passenger ratings for the Company in SKYTRAX website were improved compared with the same period last year. The Company will continue to optimize its service experience and process to promote its service brand into a higher level.

Corporate Governance

26

China Southern Airlines Company Limited

Changes in the Share Capital, Shareholders' Profile and Disclosure of Interests

I. Change in Share Capital

Unit: Share

	31 December 2013		Increase/(decrease) for the six months ended 30 June 2014		30 June 2014	
	Number of Shares	Percentage (%)	Number of Shares	Percentage (%)	Number of Shares	Percentage (%)
I. Shares subject to selling restrictions	0	0	0	0	0	0
II. Shares not subject to selling restrictions						
1. RMB ordinary shares	7,022,650,000	71.53	0	0	7,022,650,000	71.53
2. Overseas listed foreign shares	2,794,917,000	28.47	0	0	2,794,917,000	28.47
Total	9,817,567,000	100	0	0	9,817,567,000	100
III. Total number of shares	9,817,567,000	100	0	0	9,817,567,000	100

II. Particulars of Shareholders

(I) Number of shareholders and particulars of shareholdings

Unit: Share

Total number of shareholders as at 30 June 2014: 244,566

Particulars of the top ten shareholders

Name of Shareholders	Nature of Shareholders	Increase/(decrease) for the six months ended 30 June 2014	Number of Shares as at 30 June 2014	Shareholding percentage as at 30 June 2014 (%)	Number of Shares subject to selling restrictions	Number of Shares pledged or frozen
CSAHC	State	58,536,278	4,208,586,278	42.87	0	None
HKSCC (Nominees) Limited	Overseas legal entity	(453,100)	1,745,315,197	17.78	0	Unknown
Nan Lung Holding Limited ("Nan Lung")	Stated-owned legal entity	0	1,033,650,000	10.53	0	None
Anhui Conch Venture Investment Co., Ltd.	Domestic Non-state- owned legal entity	(2,859,961)	202,403,929	2.06	0	Unknown
Zhong Hang Xin Gang Guarantee Co., Ltd.	Domestic Non-state- owned legal entity	0	159,000,000	1.62	0	Unknown
Zhao Xiao Dong	Domestic Individual	3,433,614	151,311,838	1.54	0	Unknown
Wuhu Rui Jian Investment Consultation Co., Ltd.	Domestic Non-state- owned legal entity	0	142,050,000	1.45	0	Unknown
Guoyuan Securities Co., Ltd. Agreed Repurchase Securities Trading Special Securities Account (國元證券股份有限公司約定購回式證券交易專用證券帳戶)	Domestic Non-state- owned legal entity	5,000,000	23,970,000	0.24	0	Unknown
Bank of China Limited – Harvest Shanghai Shenzhen 300 Trading Index Securities Investment Open-ended Fund (中國銀行股份有限公司－嘉實滬深300交易型開放式指數證券投資基金)	Domestic Non-state- owned legal entity	(320,114)	18,571,871	0.19	0	Unknown
Industrial and Commercial Bank of China Limited – Huaxia CSI 300 Trading Open-end Index Securities Investment Fund (中國工商銀行股份有限公司－華夏滬深300交易型開放式指數證券投資基金)	Domestic Non-state- owned legal entity	1,080,000	14,042,254	0.14	0	Unknown

27

2014 Interim Report

(II) Particulars of the top ten shareholders holding the Company's Shares not subject to selling restrictions

Unit: Share

Particulars of the top ten shareholders holding the Company's Shares not subject to selling restrictions

Name of Shareholder	Number of Shares not subject to selling restrictions	Type of Shares
CSAHC	4,208,586,278	RMB-denominated ordinary shares
HKSCC (Nominees) Limited	1,745,315,197	Overseas listed foreign shares
Nan Lung	1,033,650,000	Overseas listed foreign shares
Anhui Conch Venture Investment Co., Ltd.	202,403,929	RMB-denominated ordinary shares
Zhong Hang Xin Gang Guarantee Co., Ltd.	159,000,000	RMB-denominated ordinary shares
Zhao Xiao Dong	151,311,838	RMB-denominated ordinary shares
Wuhu Rui Jian Investment Consultation Co., Ltd.	142,050,000	RMB-denominated ordinary shares
Guoyuan Securities Co., Ltd. Agreed Repurchase Securities Trading Special Securities Account (國元證券股份有限公司約定購回式證券交易專用證券帳戶)	23,970,000	RMB-denominated ordinary shares
Bank of China Limited – Harvest Shanghai Shenzhen 300 Trading Index Securities Investment Open-ended Fund (中國銀行股份有限公司—嘉實滬深300交易型開放式指數證券投資基金)	18,571,871	RMB-denominated ordinary shares
Industrial and Commercial Bank of China Limited – Huaxia CSI 300 Trading Open-end Index Securities Investment Fund (中國工商銀行股份有限公司－華夏滬深300交易型開放式指數證券投資基金)	14,042,254	RMB-denominated ordinary shares

Explanation of the connected relationship or acting in concert relationship of the above shareholders	Nan Lung is incorporated in Hong Kong and a wholly-owned subsidiary of CSAHC. The Company is not aware of any other connected relationship between other shareholders. The H shares held by HKSCC Nominees Limited include the 31,120,000 H shares of the Company held by Yazhou Travel Investment Company Limited, a fourth level subsidiary of CSAHC incorporated in Hong Kong.

(III) Changes of the controlling shareholders or de facto controller

During the reporting period, there were no changes of the controlling shareholder or de facto controller of the Company.

28 China Southern Airlines Company Limited Changes in the Share Capital, Shareholders’ Profi le and Disclosure of Interests III. Disclosure of Interests As at 30 June 2014, to the best knowledge of the Directors, chief executive and Supervisors of the Company, the following persons (other than the Directors, chief executive or Supervisors of the Company) had interests and short positions in the shares (the “Shares”) and underlying shares of the Company which are required to be recorded in the register of the Company required to be kept under section 336 of the SFO:% of the% of the% of the total total issued total issued issued share Types of Number of A Shares H Shares capital of the Name of shareholders Capacity Shares Shares held of the Company of the Company Company CSAHC (Note) Beneficial owner A Shares 4,208,586,278 (L) 59.93% – 42.87% Interest of controlled corporations H Shares 1,064,770,000 (L) – 38.10% 10.85% Sub-total 5,273,356,278 (L) – – 53.72% Nan Lung (Note) Beneficial owner H Shares 1,064,770,000 (L) – 38.10% 10.85% Interest of controlled corporations Note: CSAHC was deemed to be interested in an aggregate of 1,064,770,000 H Shares through its direct and indirect wholly-owned subsidiaries in Hong Kong, of which 31,120,000 H Shares were directly held by Yazhou Travel Investment Company Limited (representing approximately 1.11% of its then total issued H Shares) and 1,033,650,000 H Shares were directly held by Nan Lung (representing approximately 36.98% of its then total issued H Shares). As Yazhou Travel Investment Company Limited is also an indirect wholly-owned subsidiary of Nan Lung, Nan Lung was deemed to be interested in the 31,120,000 H Shares held by Yazhou Travel Investment Company Limited. Save as disclosed above, as at 30 June 2014, so far as was known to the Directors, chief executive and Supervisors of the Company, no other person (other than the Directors, chief executive or Supervisors of the Company) had an interest or a short position in the shares or underlying shares of the Company recorded in the register of the Company required to be kept under section 336 of the SFO.

29 2014 Interim Report Directors, Supervisors, Senior Management and Employees I. Interests of the Directors and Supervisors in the Equity of the Company As at 30 June 2014, none of the Directors, chief executive or Supervisors of the Company had interests or short positions in the shares, underlying shares and/or debentures (as the case may be) of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to the SFO (including interests or short positions which are taken or deemed to have under such provisions of the SFO), or which were required to be recorded in the register maintained by the Company pursuant to section 352 of the SFO, or which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code as set out in Appendix 10 of the Listing Rules. II. Changes in the Shareholding of Directors, Supervisors and Senior Management During the reporting period, there were no changes in shareholding of current Directors, Supervisors and Senior Management or the Directors, Supervisors and Senior Management who resigned during the reporting period. III. Changes in Directors, Supervisors and Senior Management Name Position Change Reasons for the Change Dong Su Guang Vice President Resignation On 30 April 2014, Mr. Dong Su Guang ceased to be the Executive Vice President of the Company due to retirement. Yuan Xi Fan Chief Engineer Resignation On 30 April 2014, Mr. Yuan Xi Fan ceased to be the Chief Engineer of the Company due to the work arrangement. Li Tong Bin Chief Engineer Appointment On 30 April 2014, Mr. Li Tong Bin was appointed as the Chief Engineer of the Company. IV. Changes of information of Directors and Supervisors under Rule 13.51B(1) of the Listing Rules Below are the information relating to the changes of Directors and Supervisors required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules since the date of 2013 annual report: 1. Mr. Ning Xiang Dong, the Independent Non-executive Director, was appointed as the independent director of Yangguangcheng Group Co., Ltd. and the independent director of Weichai Power Co., Ltd. 2. Mr. Tan Jin Song, the Independent Non-executive Director, resigned as the independent director of Sundiro Holding Co., Ltd.; in addition, Mr. Tan Jin Song was appointed as the independent director of Guangzhou Hengyun Enterprises Holdings Limited and the chairman of the board of directors of Guangzhou Zhongda Holdings Co., Ltd. Save for the information disclosed above, there is no information required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules. V. Employees As at 30 June 2014, the Group had an aggregate of 79,928 employees (as at 30 June 2013: 75,154). The wages of the Group’s employees consist of basic salaries and bonuses.

30 China Southern Airlines Company Limited Corporate Governance Report I. Corporate Governance The Company has established a corporate governance system comprising the general meeting, the Board, the Supervisory Committee and the senior management in accordance with the provisions of relevant laws and regulations such as Company Law and Securities Law as well as the Articles of Association to form an operational mechanism for support, coordination and checks and balances among the governing body, the decision-making body, the supervisory body and the executive body. The Company has formed a relatively comprehensive corporate governance structure. The Board established the Strategic Decision-making Committee, the Audit Committee, the Nomination Committee and the Remuneration and Assessment Committee which conduct in-depth studies on specific issues and submit their recommendations to the Board for consideration. In the opinion of the Board, the Group has complied with the code provisions of the Corporate Governance Code as set out in Appendix 14 of the Listing Rules for the six months ended 30 June 2014. The Company has adopted a code of conduct, which is no less stringent than the Model Code as set out in Appendix 10 of the Listing Rules regarding securities transactions of the Directors. Having made specific enquiries with all the Directors, the Directors have complied with the Model Code and the code of conduct for the six months ended 30 June 2014. The Audit Committee has reviewed with the management and the external auditor the accounting principles and practices adopted by the Group and discussed the financial reporting matters including the review of the interim financial report prepared in accordance with the International Accounting Standard 34. During the reporting period, the general meeting, the Board, the Supervisory Committee and the senior management fulfilled their functions independently, exercised their rights and performed their duties, respectively in accordance with the Articles of Association, and did not breach any laws or regulations. During the reporting period, the Company held 1 general meeting, 14 Board meetings and 2 meetings of Supervisory Committee. The resolutions approved at the relevant meetings were published on the websites of the Shanghai Stock Exchange, the Stock Exchange and relevant information disclosure media in accordance with the regulatory requirements. During the reporting period, the Audit Committee held 3 meetings to review the 2013 annual financial report, internal control report, the proposal of re-appointment of external auditor, amendments to the Terms of Reference of the Audit Committee and the 2013 performance report of the Audit Committee. During the reporting period, the Nomination Committee held 1 meeting to review the nomination of 1 candidate for senior management. During the reporting period, the Remuneration and Assessment Committee held 1 meeting to review the various matters such as the total budget for remuneration as well as the remuneration of senior management.

31 2014 Interim Report II. Investor Relations The Company highly values communication with investors and is committed to maintaining effective mutual communication with investors for the purpose of enhancing shareholders’ value. During the reporting period, the Company strengthened communication with investors, increased the transparency of the Company and established a good image of the Company in the capital market through roadshow, conference call, investor relations website, hotline, receiving visit of investors and attending investor forum etc. The Company also values the opinions of investors and the public, constantly collecting advice and feedback to the Company’s management. During the reporting period, the major investor relations activities included: 1. In January 2014, the Company organized a non-deal roadshow in Sydney; in April 2014, the Company organized a regular results roadshow in Hong Kong; in May 2014, the Company held a non-deal roadshow in Singapore; 2. In March 2014, the Company held press conference and investor conference for 2013 annual results in Hong Kong; 3. In May 2014, the Company participated in the Investors Reception Day held by Guangdong Securities Regulatory Bureau and the Listed Companies Association of Guangdong; 4. On 20 May 2014, the Company held an online meeting for explaining the cash dividend distribution for 2013 and briefed key issues relating to the cash dividend distribution proposal for 2013; 5. On 26 June 2014, the Company held the 2013 annual general meeting in Guangzhou with 45 shareholders and shareholder representatives attended the meeting in person and participated in the online voting; 6. The Company received 17 batches of visits totaling 28 investors/times, and participated in 2 investment forums organised by brokers. III. Information Disclosure The Company has strictly complied with the relevant listing rules of all the listing places to perform its information disclosure obligation truthfully, accurately, completely and timely. During the reporting period, the Company continued to solidify the base of information disclosure to optimize the information disclosure procedure and to further improve the quality of information disclosure. Apart from complying with the statutory requirements of information disclosure, the Company delivered the information to the investors through active information disclosure in order to have more interaction with investors and facilitate a more transparent and clearer corporate governance. During the reporting period, the Company further reviewed the annual report disclosure requirements of all the listing places to further enrich and optimize the content and layout of the 2013 annual report from the investor’s perspective. The Company was rated at “A” grade, the highest rating in the appraisal for the information disclosure of the listed companies in 2013, which was carried out and completed by the Shanghai Stock Exchange in July 2014.

32 China Southern Airlines Company Limited Signifi cant Matters I. Implementation of Profit Distribution Plan during the Reporting Period As for the final dividend for the year ended 31 December 2013, the Board had declared a cash dividend of RMB393 million, or RMB0.4 per 10 shares (inclusive of applicable tax) based on the total share capital of 9,817,567,000 shares of the Company. The cash dividend is denominated and declared in RMB and payable in RMB to holders of A shares, and in HKD to holders of H shares. The profit distribution proposal had been approved by shareholders at the 2013 annual general meeting and has been implemented by 31 July 2014. II. Proposals for Profit Distribution and the Transfer of Capital Reserve to Share Capital for the First Half of the Year The Company did not propose to distribute any profit, nor transfer any capital reserves to share capital for the first half of 2014. III. Material Litigations, Arbitrations and Media Allegations During the reporting period, the Company was not involved in any material litigation, arbitration or media allegations. IV. Connected Transactions (I) Material connected transaction During the reporting period, those connected transactions related to daily operation were mainly the connected transactions entered into between the Company and CSAHC or its subsidiaries in its ordinary and usual course of business, specific details are as follows: 1. On 28 September 2009, the Company, CSAHC, MTU AERO ENGINES GMBH and MTU Maintenance Zhuhai Co., Ltd. entered into a continuing connected transaction. For details, please refer to the Connected Transaction Announcement published on China Securities Journal, Shanghai Securities News and the website of the Shanghai Stock Exchange on 29 September 2009. 2. On 25 September 2012, the Company entered into Asset Lease Agreement and Property Lease Agreements with CSAHC. For details, please refer to the Connected Transactions Announcement of the Company published on China Securities Journal, Shanghai Securities News, Securities Times and the website of the Shanghai Stock Exchange on 26 September 2012.

33 2014 Interim Report 3. On 28 December 2012, the Company entered into the Property Management Framework Agreement with CSAGPMC. For details, please refer to the H Share Announcement of the Company published on China Securities Journal, Shanghai Securities News, Securities Times and the website of the Shanghai Stock Exchange on 29 December 2012. 4. On 11 January 2013, the Company entered into the Airport Property Management Framework Agreement with CSAGPMC. For details, please refer to the H Share Announcement of the Company published on China Securities Journal, Shanghai Securities News, Securities Times and the website of the Shanghai Stock Exchange on 12 January 2013. 5. On 24 January 2013, the Company entered into Nanyang Asset Lease Agreement with CSAGPMC. For details, please refer to the H Share Announcement of the Company published on China Securities Journal, Shanghai Securities News, Securities Times and the website of the Shanghai Stock Exchange on 25 January 2013. 6. On 19 April 2013, the Company entered into the Supplemental Agreement to the Import and Export Agency Framework Agreement with SAIETC. For details, please refer to the Announcement of the Continuing Connected Transaction of the Company published on China Securities Journal, Shanghai Securities News, Securities Times and the website of the Shanghai Stock Exchange on 22 April 2013. 7. On 19 April 2013, the Company renewed the Media Service Framework Agreement with SACM. For details, please refer to the Announcement of the Continuing Connected Transaction of the Company published on China Securities Journal, Shanghai Securities News, Securities Times and the website of the Shanghai Stock Exchange on 22 April 2013. 8. On 19 April 2013, the Company entered into the Catering Services Framework Agreement with SACC. For details, please refer to the Announcement of the Continuing Connected Transaction of the Company published on China Securities Journal, Shanghai Securities News, Securities Times and the website of the Shanghai Stock Exchange on 22 April 2013. 9. On 8 November 2013, the Company renewed the Passenger and Cargo Sales Agency Services Framework Agreement with PCACL. For details, please refer to the Announcement of the Continuing Connected Transaction of the Company published on China Securities Journal, Shanghai Securities News, Securities Times and the website of the Shanghai Stock Exchange on 9 November 2013. 10. On 26 December 2013, the Financial Services Framework Agreement entered into between the Company and SA Finance was considered and passed at the 2013 second extraordinary general meeting. For details, please refer to the Announcement of Resolutions Passed at the 2013 Second Extraordinary General Meeting of the Company published on China Securities Journal, Shanghai Securities News, Securities Times and the website of the Shanghai Stock Exchange on 27 December 2013.

34 China Southern Airlines Company Limited Signifi cant Matters 11. On 31 December 2013, the Company entered into the Agreement Supplemental to Old Airport Property Management Framework Agreement and the Agreement Supplemental to the New Property Management Framework Agreement with CSAGPMC. For details, please refer to the H Share Announcement of the Company published on China Securities Journal, Shanghai Securities News and Securities Times, the website of the Shanghai Stock Exchange on 1 January 2014. 12. On 9 January 2014, the Company renewed the Import and Export Agency Framework Agreement with SAIETC. For details, please refer to the Announcement of the Continuing Connected Transaction of the Company published on China Securities Journal, Shanghai Securities News, Securities Times and the website of the Shanghai Stock Exchange on 10 January 2014. 13. On 9 January 2014, the Company entered into the Land Lease Agreement and the Property Lease Agreement with CSAHC. For details, please refer to the Announcement of the Continuing Connected Transaction of the Company published on China Securities Journal, Shanghai Securities News, Securities Times and the website of the Shanghai Stock Exchange on 10 January 2014. The terms of the above connected transactions were fair and reasonable and were entered into on normal commercial terms. The prices of the relevant connected transactions were determined with reference to the market price, which were no less favourable than those available to independent third parties. The relevant transactions will not affect the independence of the Company and were in the interests of the Company and its shareholders as a whole. During the reporting period, the material connected transactions of the Company entered into are as follows: Unit: RMB million Incurred amount for the six months Annual cap for Transaction ended 30 June 2014 the year 2014 Financial service (balance of deposit as at 30 June 2014) 3,142 6,000 Financial service (balance of borrowings as at 30 June 2014) 150 6,000 Engine maintenance 276 1,600 Advertising, on-board video production agency and publicity services 39 105 Import and export agency services 55 160 Assets leasing 85 170 Air catering services 50 115 Passenger and cargo sales agency services 21 250 Property management 37 70

35
2014 Interim Report

(II) Amounts due to or from connected parties (matters that have not been disclosed in any announcement)

Unit: RMB million

Connected parties	Connected relationship	Funds provided to connected parties: Balance at the beginning of the period	Funds provided to connected parties: Incurred amount	Funds provided to connected parties: Balance at the end of the period	Funds provided to the listed company by connected parties: Balance at the beginning of the period	Funds provided to the listed company by connected parties: Incurred amount	Funds provided to the listed company by connected parties: Balance at the end of the period
CSAHC	Controlling shareholder	0	0	0	0	104.77	104.77

Reasons for the connected debts and liabilities	CSAHC provided entrusted loan to the Company.
Settlement of the connected debts and liabilities	In March 2014, the Company was provided with an entrusted loan of RMB 104,770,000 by CSAHC with a term from10 March 2014 to 9 March 2015.
Undertakings in relation to the connected debts and liabilities	Nil
Effect of the connected debts and liabilities on operating results and financial status of the Company	There was insignificant impact to Company's operating results and financial status in the first half of 2014 as the amount of such loan was relatively small.

V. Acquisition and Disposal of Major Assets and Merger

During the reporting period, the Company did not have any matters related to acquisition and disposal of major assets and merger need to be disclosed.

VI. Equity Incentives Plan

In order to establish a long-term incentive mechanism which is closely linked to the results and the long-term strategy of the Company, as well as optimize the overall remuneration structure and system of the Company and to closely connect the interests between the shareholders, Directors, senior management and key employees of the Company so as to establish a foundation for the sustainable development of the Company in long run, the Company considered and passed the H Share Appreciation Rights Scheme of China Southern Airlines Company Limited and the Initial Grant under the H Share Appreciation Rights Scheme of China Southern Airlines Company Limited (the "Scheme") at the 2011 first extraordinary general meeting of the Company held on 30 November 2011.

Under this Scheme, 24,660,000 units of share appreciation rights were granted to 118 employees of the Group (the "Receipient") at the exercise price of HKD3.92 per unit for a term of 6 years prior to 31 December 2011. No shares will be issued under the Scheme. Upon exercise of the share appreciation rights, a recipient will receive an amount of cash. Upon the satisfaction of certain performance conditions after the second, third and fourth anniversary from 22 December 2011, each one third of the share appreciation rights will become exercisable.

Distribution of a cash dividend of RMB0.2 (equivalent to HKD0.25) per share to H shareholders was approved by the general meeting of the Company on 31 May 2012, distribution of a cash dividend of RMB0.05 (equivalent to HKD0.06) per share to H shareholders was approved on 18 June 2013 and distribution of a cash dividend of RMB0.04 (equivalent to HKD0.05) per share to H shareholders was approved on 26 June 2014, therefore, the exercise price for the share appreciation rights was adjusted to HKD3.56 per share in accordance with the requirements under the Scheme.

During the reporting period, there were no granting or exercising of share appreciation rights and 340,000 units of H share appreciation rights were forfeited. As at the end of the reporting period, 9,660,000 units of H share appreciation rights were forfeited in total.

36 China Southern Airlines Company Limited Signifi cant Matters VII. Major Contracts (I) Trust, sub-contracting and lease 1. Trust During the reporting period, the Company did not enter into any trust arrangement. 2. Contract During the reporting period, the Company did not enter into any sub-contracting arrangement. 3. Lease Save for the lease of certain land parcels and properties of CSAHC by the Company as a leasee as disclosed above in connected transactions, the Group also acquired aircraft by way of operation lease and finance lease. As at 30 June 2014, there were 196 and 154 aircraft in operation under operation lease and under finance lease, respectively. (II) Guarantee Since the training cost is significant, certain trainee pilots of the Company and Xiamen Airlines, a subsidiary of the Company, have to procure personal loans to cover their training costs and miscellaneous expenses in the school. As such, the Company and Xiamen Airlines applied personal loans for some self-sponsored trainee pilots and provided joint liability guarantee for such loans, respectively. After such trainee pilots complete their study and training, the Company and Xiamen Airlines will enter into services contract with them, respectively and provide them with an option to make early repayment or repay by instalment payment. At the 2006 annual general meeting of the Company held on 28 June 2007, the Board was authorized to approve joint liability guarantee for the cumulative amount of not more than RMB100 million in each fiscal year. At the 2007 annual general meeting of the Company held on 25 June 2008, the Board was authorized to approve joint liability guarantee for the cumulative amount of not more than RMB400 million in each fiscal year. In accordance with the authorization granted at the general meeting, the Board passed the resolutions in 2007, 2008, 2009, 2010 and 2011, respectively, and approved to provide a joint liability guarantee for the loans applied by self-sponsored trainee pilots for the purpose of covering their training costs and miscellaneous expenses in the school who were recruited in 2007, 2008, 2009, 2010 and 2011, with an aggregate amount of RMB90,858,000, not exceeding RMB213,600,000, not exceeding RMB184,750,000, not exceeding RMB179,269,600 and not exceeding RMB83,850,000 per annum, respectively for the years 2007, 2008, 2009, 2010 and 2011. The period of guarantee shall begin on the date when the relevant banks grant a loan to the trainee pilots and ending two years after the maturity date of such loans. Xiamen Airlines, a subsidiary of the Company, also passed a resolution on 29 December 2009 to provide a joint liability guarantee for the loans applied by its partial self-sponsored trainee pilots. The maximum amount of personal loans available to be applied by each trainee pilot shall be RMB500,000 and the aggregate amount of guarantee provided by Xiamen Airlines shall be not more than RMB100 million for the period ended 31 December 2011. The guaranteed loan shall be used for the purpose of pilot training. The scope of the joint liability guarantee covers the principal loan and interests, liquidated damages, damages and cost incurred for recovering the principal loan applied by the trainee pilot. The period of guarantee shall begin on the date when the loan is extended to the pilot and ending on the date of repayment of the principal and interests of the loans.

37 2014 Interim Report As at 30 June 2014, the banks have granted a loan to certain trainee pilots, of which RMB438,832,909.97 has been guaranteed by the Company and RMB48,883,069.64 has been guaranteed by Xiamen Airlines, a subsidiary of the Company. A small number of trainee pilots have already quited the training programme as they failed to complete the training programme or due to other reasons, and part of them were unable to repay the principal and interests of the bank loans, the Group fulfilled its joint liability guarantee obligation for such trainee pilots of an aggregate amount of RMB1,907,648.84, of which an aggregate amount of RMB1,377,457.09 was borne by Xiamen Airlines and an aggregate amount of RMB530,191.75 was borne by the Company. The Group has also tried its best to actively recover the relevant outstanding bank loans and the accrued interests through various ways. (III) Aircraft acquisition agreements The seventh session of the Board of the Company convened an extraordinary meeting on 16 May 2014, at which the Board considered and approved the Company to enter into the Aircraft Acquisition Agreement with Airbus S.A.S to acquire 30 A320 series aircraft and 50 A320 NEO series aircraft from Airbus S.A.S according to the development of market demand and the Company’s transportation capacity plan. Pursuant to the said agreement, Airbus S.A.S will deliver all aircraft to the Company during the period commencing from 2016 to 2020. The aircraft will increase the ATKs of the Group by 12.1% compared with the ATKs of the Group as at 31 December 2013. The abovementioned aircraft acquisition has been approved by the general meeting on 26 June 2014 and is subject to the approval of the relevant government authorities. (IV) Other material contracts or transactions During the reporting period, the Company did not enter into any other material contracts or transactions. VIII. Penalty on and Rectification on the Listed Companies, its Directors, Supervisors and Senior Management and the Shareholders Holding more than 5% Equity Interests of the Company During the reporting period, neither the Company nor its Directors, Supervisors, senior management or the shareholders holding more than 5% equity interests of the Company were subject to any investigation, administrative penalty or official censure by securities regulatory authorities, or publically reprimanded by any stock exchange. IX. Appointment and Dismissal of Auditors The 2013 annual general meeting held on 26 June 2014 considered and approved the reappointment of PricewaterhouseCoopers Zhong Tian LLP to provide professional services to the Company for its domestic financial reporting, U.S. financial report and internal control of financial report for the year 2014 and PricewaterhouseCoopers to provide professional services to the Company for its Hong Kong financial report for the year 2014, and authorize the Board to determine their remuneration. X. Purchase, Sale or Redemption of Shares During the six months ended 30 June 2014, neither the Company nor any of its subsidiaries purchased, sold or redeemed any shares of the Company.

38

China Southern Airlines Company Limited

Significant Matters

XI. Shares Issued by Other Listed Companies and Financial Institutions Held by the Company

During the reporting period, the Company did not increase its securities investment.

(I) Securities Investment

Unit: RMB million

Stock Code	Abbreviation	Initial investment	Shareholdings at the beginning of the period (%)	Shareholdings at the end of the period (%)	Carrying value at the end of the period	Profit and loss for the period	Changes in owners' equity during the reporting period	Accounting item	Sources of the shares
000099	CITIC Offshore Helicopter	9	0.57	0.57	26	0	1	Available-for-sale financial assets	Purchase
601328	Bank of Communications	16	0.013	0.013	38	0	2	Available-for-sale financial assets	Purchase
0696.HK	TravelSky Technology Limited	33	2.25	2.25	33	0	0	Other investments in equity securities	Purchase
	Total	58	/	/	97	0	3	/	/

(II) Shareholding in financial institutions

Unit: RMB million

Name	Initial investment amount	Sharing at the beginning of the period (%)	Sharing at the end of the period (%)	Carrying value at the end of the period	Profit and loss for the period	Changes in owners' equity during the reporting period	Accounting item	Sources of the shares
Southern Airlines Group Finance Company Limited	246	33.98	33.98	207	19	4	Investment in associates	Purchase
Total	246	/	/	207	19	4	/	/

(III) Trust management in respect of non-financial corporations and investment in derivatives

1. Trust management

During the reporting period, the Company did not make any trust management.

2. Entrusted loan

During the reporting period, the Company did not have any entrusted loan.

XII. Use of Proceeds from Fund-raising

During the reporting period, the Company did not have any fund-raising activity and there was no application of fund raised in previous periods that was being applied in this period.

XIII. Projects other than Fund-raising Project

During the reporting period, there was not any investment project other than fund-raising project.

39 2014 Interim Report XIV. Undertaking Undertakings given by CSAHC, the controlling shareholder of the Company, during the reporting period or existing to the reporting period are as follow: (I) Undertaking Related to Share Reform Upon completion of the Share Reform Plan, and subject to compliance with the relevant laws and regulations of the PRC, CSAHC will support the Company in respect of the formulation and implementation of a management equity incentive system. It has been performed in time and strictly (II) Other Undertaking 1. The Company and CSAHC entered into the “Property Compensation Agreement” on 22 May 1997, pursuant to which CSAHC agreed to compensate the Company for any losses or damages resulting from any challenge to or interference with the Company’s rights in the use of the land and buildings leased from CSAHC. It’s a long-term undertaking, and it has been performed strictly. 2. In 1995, CSAHC and the Company entered into a Separation Agreement with regard to the definition and allocation of the assets and liabilities between CSAHC and the Company on 25 March 1995 (the Agreement was amended on 22 May 1997). According to the Separation Agreement, CSAHC and the Company agreed to compensate the other party for the claims, liabilities and costs borne by such party as a result of the business, assets and liabilities held or inherited by CSAHC and the Company pursuant to the Separation Agreement. It’s a long-term undertaking, and it has been performed strictly. 3. In respect of the connected transaction entered into between the Company and CSAHC on 14 August 2007 in relation to the sale and purchase of various assets, the application for building title certificates for eight properties of Air Catering (with a total gross floor area of 8,013.99 square meters) and 11 properties of the Training Centre (with a total gross floor area of 13,948.25 square meters) have not been made for various reasons. In this regard, CSAHC has issued an undertaking letter, undertaking that: a) the above title certificates should be obtained by CSAHC by the end of 2008; b) all the cost and expenses arising from the application of the relevant title certificates would be borne by CSAHC; and C) CSAHC would be liable for all the losses suffered by the Company as a result of the above two undertakings, including but not limited to: a) any production losses arising from the lack of title certificates, b) any other losses occasioned by the potential risk arising from the outstanding title certificates. The application for the title certificates mentioned above remained outstanding for various reasons. Therefore, CSAHC issued an undertaking letter, undertaking that it would attend to and complete the above-mentioned obligation before 31 December 2016 and would compensate the Company for any losses arising from the undertakings. Due to the change of ownership title need to comply with the state and local laws and regulations, and a series of formalities in relation to the government approval need to be involved, CSAHC are actively communicating with the government. However, as at the end of the reporting period, such undertakings are in the course of being implemented. The performance period of this undertaking is up to 31 December 2016.

40 China Southern Airlines Company Limited Signifi cant Matters 4. The relevant undertakings under the Financial Services Framework Agreement between the Company and SA Finance: a) SA Finance is a duly incorporated enterprise group finance company under the “Administrative Measures for Enterprise Group Finance Companies” and the other relevant rules and regulations, whose principal business is to provide finance management services, such as deposit and financing for the members of the Group; and the relevant capital flows are kept within the Group; b) The operations of SA Finance are in compliance with the requirements of the relevant laws and regulations and it is running well, therefore the deposits placed with and loans from SA Finance of the Company are definitely secure. In future, SA Finance will continue to operate in strict compliance with the requirements of the relevant laws and regulations; c) In respect of the Company’s deposits with and borrowings from SA Finance, the Company will continue to implement its internal procedures in accordance with the relevant laws and regulations and the Articles of Association, and CSAHC will not intervene in the relevant decision- making process of the Company; d) As the Company is independent from CSAHC in respect of its assets, businesses, personnel, finance and organizational structures, CSAHC will continue to fully respect the rights of the Company to manage its own operations, and will not intervene in the daily business operations of the Company. It’s a long-term undertaking, and it has been performed strictly.

Other Information

42 China Southern Airlines Company Limited Documents Available for Reference I. Financial statements with signature and seal of legal representative, the responsible persons of the finance work and the responsible person of the accounting department. II. Originals of all documents and announcements publicly disclosed on the website of Shanghai Stock Exchange during the reporting period. III. 2014 half-year report of the Company published in Shanghai. Chairman: Si Xian Min China Southern Airlines Company Limited 29 August 2014

Financial Statements

44 China Southern Airlines Company Limited Review Report TO THE BOARD OF DIRECTORS OF CHINA SOUTHERN AIRLINES COMPANY LIMITED (incorporated in the People’s Republic of China with limited liability) Introduction We have reviewed the interim financial information set out on pages 45 to 74, which comprises the condensed interim consolidated balance sheet of China Southern Airlines Company Limited (the “Company”) and its subsidiaries (together, the “Group”) as at 30 June 2014 and the related condensed interim consolidated statements of income, comprehensive income, changes in equity and cash flows for the six-month period then ended, and a summary of significant accounting policies and other explanatory notes. The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and International Accounting Standard 34 “Interim Financial Reporting”(“IAS34”). The directors of the Company are responsible for the preparation and presentation of the interim financial information in accordance with IAS34. Our responsibility is to express a conclusion on the interim financial information based on our review and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. Scope of Review We conducted our review in accordance with International Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion. Conclusion Based on our review, nothing has come to our attention that causes us to believe that the interim financial information is not prepared, in all material respects, in accordance with IAS34. PricewaterhouseCoopers Certified Public Accountants Hong Kong, 29 August 2014

45 2014 Interim Report Condensed Interim Consolidated Statement of Income For the six months ended 30 June 2014 (Unaudited) Six months ended 30 June 2014 2013 Note RMB million RMB million Operating revenue Traffic revenue 48,345 44,495 Other operating revenue 1,880 1,710 Total operating revenue 6 50,225 46,205 Operating expenses Flight operation expenses 28,219 26,012 Maintenance 3,867 3,754 Aircraft and transportation service expenses 7,758 6,819 Promotion and selling expenses 3,625 3,665 General and administrative expenses 1,097 1,437 Depreciation and amortisation 5,280 4,324 Others 583 610 Total operating expenses 50,429 46,621 Other net income 10 979 313 Operating profit/(loss) 12 775 (103) Interest income 142 140 Interest expense 9 (1,012) (753) Share of associates’ results 9 35 Share of joint ventures’ results 66 49 Exchange (loss)/gain, net (1,109) 1,516 (Loss)/profit before income tax (1,129) 884 Income tax credit/(expense) 11 315 (242) (Loss)/profit for the period (814) 642 (Loss)/profit attributable to: Equity shareholders of the Company (1,057) 344 Non-controlling interests 243 298 (814) 642 (Loss)/earnings per share attributable to equity shareholders of the Company during the period Basic and diluted 13 RMB (0.11) RMB 0.04 Dividends 21 – – The notes on pages 51 to 74 form part of this interim financial information.

46 China Southern Airlines Company Limited Condensed Interim Consolidated Statement of Comprehensive Income For the six months ended 30 June 2014 (Unaudited) Six months ended 30 June 2014 2013 Note RMB million RMB million (Loss)/profit for the period (814) 642 Other comprehensive (loss)/income for the period: Items that may be reclassified subsequently to profit or loss – Fair value movement of available-for-sale financial assets 3 (12) – Share of other comprehensive income of an associate 4 1 – Deferred income tax relating to above items (1) 3 Total comprehensive (loss)/income for the period (808) 634 Total comprehensive (loss)/income attributable to: Equity shareholders of the Company (1,052) 339 Non-controlling interests 244 295 Total comprehensive (loss)/income for the period (808) 634 The notes on pages 51 to 74 form part of this interim financial information.

47 2014 Interim Report Condensed Interim Consolidated Balance Sheet At 30 June 2014 (Unaudited) (Audited) 30 June 31 December 2014 2013 Note RMB million RMB million Non-current assets Property, plant and equipment, net 14 124,626 119,777 Construction in progress 15 20,326 17,459 Lease prepayments 16 2,355 2,267 Interest in associates 1,295 1,305 Interest in joint ventures 1,264 1,197 Other investments in equity securities 162 162 Aircraft operating lease deposits 532 566 Available-for-sale financial assets 64 61 Deferred tax assets 1,735 1,251 Other assets 597 589 152,956 144,634 Current assets Inventories 1,671 1,647 Trade receivables 17 2,508 2,173 Other receivables 5,762 3,431 Cash and cash equivalents 12,007 11,748 Restricted bank deposits 1,441 440 Prepaid expenses and other current assets 1,134 803 Amounts due from related companies 23(c) 238 331 24,761 20,573 Current liabilities Borrowings 18 20,653 20,242 Current portion of obligations under finance leases 19 4,625 3,636 Trade payables 20 1,856 1,407 Sales in advance of carriage 4,830 5,815 Deferred revenue 1,098 1,244 Current income tax 254 495 Amounts due to related companies 23(c) 477 457 Accrued expenses 11,689 11,898 Other liabilities 4,470 4,019 49,952 49,213 Net current liabilities (25,191) (28,640) Total assets less current liabilities 127,765 115,994

48 China Southern Airlines Company Limited Condensed Interim Consolidated Balance Sheet (continued) At 30 June 2014 (Unaudited) (Audited) 30 June 31 December 2014 2013 Note RMB million RMB million Non-current liabilities Borrowings 18 45,233 37,246 Obligations under finance leases 19 36,215 31,373 Deferred revenue 2,135 2,069 Provision for major overhauls 1,176 1,076 Provision for early retirement benefits 30 41 Deferred benefits and gains 903 858 Deferred tax liabilities 825 880 86,517 73,543 Net assets 41,248 42,451 Capital and reserves Share capital 9,818 9,818 Reserves 21(b) 23,066 24,511 Total equity attributable to equity shareholders of the Company 32,884 34,329 Non-controlling interests 8,364 8,122 Total equity 41,248 42,451 The interim financial information have been approved for issue by the Board of Directors on 29 August 2014 and signed on its behalf. Si Xian Min Tan Wan Geng Xu Jie Bo Director Director Director The notes on pages 51 to 74 form part of this interim financial information.

49
2014 Interim Report

Condensed Interim Consolidated Statement of Changes in Equity

For the six months ended 30 June 2014

	Attributable to equity shareholders of the Company							
	Share capital RMB million	Share premium RMB million	Fair value reserves RMB million	Other reserves RMB million	Retained earnings RMB million	Sub-total RMB million	Non-controlling interests RMB million	Total equity RMB million
Six months ended 30 June 2013 (Unaudited)								
Balance at 1 January 2013	9,818	14,131	24	1,226	7,640	32,839	6,895	39,734
Profit for the period	–	–	–	–	344	344	298	642
Other comprehensive Loss	–	–	(5)	–	–	(5)	(3)	(8)
Total comprehensive (loss)/income for the period	–	–	(5)	–	344	339	295	634
Dividends relating to 2012 (note 21(a))	–	–	–	–	(491)	(491)	–	(491)
Capital injection from the non-controlling shareholder of a subsidiary	–	–	–	–	–	–	80	80
Distributions to non-controlling interests	–	–	–	–	–	–	(77)	(77)
Balance at 30 June 2013	9,818	14,131	19	1,226	7,493	32,687	7,193	39,880

	Attributable to equity shareholders of the Company							
	Share capital RMB million	**Share premium RMB million**	**Fair value reserves RMB million**	**Other reserves RMB million**	**Retained earnings RMB million**	**Sub-total RMB million**	**Non-controlling interests RMB million**	**Total equity RMB million**
Six months ended 30 June 2014 (Unaudited)								
Balance at 1 January 2014	**9,818**	**14,131**	**22**	**1,336**	**9,022**	**34,329**	**8,122**	**42,451**
(Loss)/profit for the period	**–**	**–**	**–**	**–**	**(1,057)**	**(1,057)**	**243**	**(814)**
Other comprehensive Income	**–**	**–**	**2**	**3**	**–**	**5**	**1**	**6**
Total comprehensive Income/(loss) for the period	**–**	**–**	**2**	**3**	**(1,057)**	**(1,052)**	**244**	**(808)**
Dividends relating to 2013 (note 21(a))	**–**	**–**	**–**	**–**	**(393)**	**(393)**	**–**	**(393)**
Distributions to non-controlling interests	**–**	**–**	**–**	**–**	**–**	**–**	**(2)**	**(2)**
Balance at 30 June 2014	**9,818**	**14,131**	**24**	**1,339**	**7,572**	**32,884**	**8,364**	**41,248**

The notes on pages 51 to 74 form part of this interim financial information.

China Southern Airlines Company Limited Condensed Interim Consolidated Cash Flow Statement For the six months ended 30 June 2014 (Unaudited) Six months ended 30 June 2014 2013 RMB million RMB million Operating activities Cash generated from operating activities 4,153 3,024 Interest received 131 79 Interest paid (1,090) (874) Income tax paid (465) (338) Net cash generated from operating activities 2,729 1,891 Investing activities Proceeds from disposal of property, plant and equipment 94 96 Dividends received from associates 82 32 Dividends received from a joint venture – 3 Dividends received from other investments in equity securities 3 – Payment for aircraft lease deposits (67) – Payment for wealth management products and term deposits (1,419) (7,980) Refund of aircraft lease deposits 37 – Proceeds from maturity of wealth management products – 7,580 Additions of property, plant and equipment, lease prepayments and other assets (6,207) (5,868) Interest received on wealth management products – 24 Placement of pledged bank deposits (1,055) – Net cash used in investing activities (8,532) (6,113) Financing activities Proceeds from borrowings 18,353 22,377 Proceeds from ultra-short-term financing bills 6,000 500 Repayment of borrowings and principal under finance lease obligations (18,299) (19,296) Capital injection from the non-controlling interests of a subsidiaries – 80 Dividends paid to non-controlling interests (2) (75) Payment for purchase of non-controlling interest (5) – Net cash generated from financing activities 6,047 3,586 Net increase/(decrease) in cash and cash equivalents 244 (636) Cash and cash equivalents at 1 January 11,748 10,082 Exchange adjustment 15 (34) Cash and cash equivalents at 30 June 12,007 9,412 The notes on pages 51 to 74 form part of this interim financial information.

51 2014 Interim Report Notes to the Condensed Interim Consolidated Financial Information 1 Corporate information China Southern Airlines Company Limited (the “Company”), a joint stock company limited by shares, was incorporated in the People’s Republic of China (the “PRC”) on 25 March 1995. The Company and its subsidiaries (the “Group”) are principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery and other extended transportation services. The Company’s majority interest is owned by China Southern Air Holding Company (“CSAHC”), a state-owned enterprise incorporated in the PRC. The Company’s shares are traded on Shanghai Stock Exchange, the Stock Exchange of Hong Kong Limited and the New York Stock Exchange. This interim financial information is presented in RMB, unless otherwise stated. This interim financial information was approved for issue by the Company’s Board on 29 August 2014. This interim financial information has not been audited. 2 Basis of preparation This unaudited condensed consolidated interim financial information for the six months ended 30 June 2014 has been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting”. It should be read in conjunction with the annual financial statements for the year ended 31 December 2013, which have been prepared in accordance with IFRS as issued by the International Accounting Standard Board (“IASB”). As at 30 June 2014, the Group’s current liabilities exceeded its current assets by RMB25,191 million. In preparing the interim financial information, the Board has given careful consideration to the going concern status of the Group in the context of the Group’s current working capital deficit and believe that adequate funding is available to fulfil the Group’s short term obligations and capital expenditure requirements. As at 30 June 2014, the Group had banking facilities with several PRC banks and financial institutions for providing bank financing up to approximately RMB175.4 billion (31 December 2013: RMB166.3 billion), of which approximately RMB127.0 billion (31 December 2013: RMB120.9 billion) was unutilised. The Board believes that, based on experience to date, it is likely that these facilities will be rolled over in future years if required. Accordingly, the Directors believe that it is appropriate to prepare the interim condensed consolidated financial information on a going concern basis without including any adjustments that would be required should the Company and the Group fail to continue as a going concern.

52 China Southern Airlines Company Limited Notes to the Condensed Interim Consolidated Financial Information 3 Accounting policies Except as described below, the accounting policies applied are consistent with those of the annual financial statements for the year ended 31 December 2013, as described therein. Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings. The following new standards and amendments to standards are mandatory for the first time for the financial year beginning 1 January 2014 and have no material impact for the Group: IAS 32 (Amendment) ‘Financial instruments: Presentation’ on asset and liability offsetting IFRS10, 12 and IAS 27 (Amendment) Consolidation for investment entities Amendment to IAS 36 ‘Impairment of assets’ on recoverable amount disclosure IAS 39 (Amendment) ‘Financial Instruments: Recognition and Measurement’ – ‘Novation of derivatives’ IFRIC 21 Levies The Group has not adopted any new accounting and financial reporting standard, amendments to existing standards and interpretations which have been issued but are not yet effective for the financial year beginning 1 January 2014. The Group is still in the process of assessing the impact of these new amendments. 4 Estimates The preparation of interim financial information requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. In preparing these condensed consolidated interim financial information, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended 31 December 2013.

53 2014 Interim Report 5 Financial risk management and financial instruments The Group’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and fuel price risk), credit risk and liquidity risk. The condensed interim consolidated financial information do not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements as at 31 December 2013.There have been no changes in the risk management department since year end or in any risk management policies since the year end. (a) Liquidity risk As at 30 June 2014, the Group’s current liabilities exceeded its current assets by RMB25,191 million. For the six months ended 30 June 2014, the Group recorded a net cash inflow from operating activities of RMB2,729 million, a net cash outflow from investing activities of RMB8,532 million and a net cash inflow from financing activities of RMB6,047 million, which resulted in a net increase in cash and cash equivalents of RMB244 million. As at 30 June 2014, the Group had banking facilities with several PRC banks and financial institutions for providing bank financing up to approximately RMB175.4 billion (31December 2013: RMB166.3 billion), of which approximately RMB127.0 billion (31 December 2013: RMB120.9 billion) was unutilised. The Directors of the Company believe that cash from operations and borrowings will be sufficient to meet the Group’s operating cash flow. Due to the dynamic nature of the underlying businesses, the Group’s treasury policy aims at maintaining flexibility in funding by keeping credit lines available. The Board believes that the Group has obtained sufficient facilities from PRC banks for financing future capital commitments and for working capital purposes. As at 30 June 2014, the contractual maturities of the Group’s borrowings and obligations under finance leases are disclosed in Notes 18 and 19 respectively. (b) Fair value estimation For the six months ended 30 June 2014, there were no significant changes in the business or economic circumstances that affect the fair value estimation of the Group’s financial assets and financial liabilities. For the six months ended 30 June 2014, there was no reclassification of financial assets.

54 China Southern Airlines Company Limited Notes to the Condensed Interim Consolidated Financial Information 6 Operating Revenues The Group is principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery, and other extended transportation services. (Unaudited) Six months ended 30 June 2014 2013 RMB million RMB million Traffic revenues – Passenger 45,040 41,565 – Cargo and mail 3,305 2,930 Commission income 745 541 Hotel and tour operation income 209 311 Ground services income 152 152 Cargo handling income 88 23 Others 686 683 50,225 46,205 7 Segment reporting (a) Business segments The Group’s passenger and cargo transportation are managed as a single business unit. The Group’s chief operating decision maker (“CODM”), which is the senior executive management, makes resource allocation decisions based on route profitability, which considers aircraft type and route economics. The objective in making resource allocation decisions is to optimise consolidated financial results. Therefore, based on the way the Group manages the network passenger and cargo operations, and the manner in which resource allocation decisions are made, the Group has only one reportable operating segment for financial reporting purposes, reported as the “airline transportation operations”. Other operating segments consist primarily of business segments of hotel and tour operation, ground services, cargo handling and other miscellaneous services. These other operating segments are combined and reported as “other segments”. Inter-segment sales are based on prices set on an arm’s length basis. For the purposes of assessing segment performance and allocating resources between segments, the Group’s CODM monitors the results, assets and liabilities attributable to each reportable segment based on financial results prepared under the People’s Republic of China Accounting Standards for Business Enterprises (“PRC GAAP”). As such, the amount of each material reconciling item from the Group’s reportable segment revenue, profit or loss, assets and liabilities arising from different accounting policies are set out in Note 7(c). Information regarding the Group’s reportable segments as provided to the Group’s CODM for the purposes of resource allocation and assessment of segment performance is set out below.

55 2014 Interim Report 7 Segment reporting (continued) (a) Business segments (continued) The segment results for the six months ended 30 June 2014 are as follows: (Unaudited) Airline transportation Other operations segments Elimination Unallocated* Total RMB million RMB million RMB million RMB million RMB million Revenue from external customers 49,985 227 – – 50,212 Inter-segment sales – 697 (697) – – Reportable segment revenue 49,985 924 (697) – 50,212 Reportable segment (loss)/profit before taxation (1,243) 98 – 80 (1,065) Reportable segment (loss)/profit after taxation (920) 72 – 80 (768) Other segment information Income tax (323) 26 – – (297) Interest income 139 3 – – 142 Interest expense 994 18 – – 1,012 Depreciation and amortisation 5,275 40 – – 5,315 Impairment loss 6 – – – 6 Share of associates’ results – – – 10 10 Share of joint ventures’ results – – – 66 66 Non-current assets additions during the period (other than investments in associates and joint ventures and other investments) 13,346 19 – – 13,365

56 China Southern Airlines Company Limited Notes to the Condensed Interim Consolidated Financial Information 7 Segment reporting (continued) (a) Business segments (continued) The segment results for the six months ended 30 June 2013 are as follows: (Unaudited) Airline transportation Other operations segments Elimination Unallocated* Total RMB million RMB million RMB million RMB million RMB million Revenue from external customers 45,822 182 – – 46,004 Inter-segment sales – 573 (573) – – Reportable segment revenue 45,822 755 (573) – 46,004 Reportable segment profit before taxation 657 51 – 119 827 Reportable segment profit after taxation 445 36 – 119 600 Other segment information Income tax 212 15 – – 227 Interest income 114 3 – – 117 Interest expense 732 21 – – 753 Depreciation and amortisation 4,292 41 – – 4,333 Share of associates’ results – – – 36 36 Share of joint ventures’ results – – – 49 49 Non-current assets additions during the period (other than investments in associates and joint ventures and other investments) 11,930 15 – – 11,945 The segment assets and liabilities as at 30 June 2014 and 31 December 2013 are as follows: Airline transportation Other operations segments Elimination Unallocated* Total RMB million RMB million RMB million RMB million RMB million As at 30 June 2014 (Unaudited) Reportable segment assets 173,317 2,369 (717) 2,800 177,769 Reportable segment liabilities 136,176 1,255 (717) – 136,714 As at 31 December 2013 (Audited) Reportable segment assets 160,759 2,304 (658) 2,740 165,145 Reportable segment liabilities 122,320 1,271 (658) – 122,933 * Unallocated assets primarily include investments in associates and joint ventures, available-for-sale financial assets and other investments. Unallocated results primarily include the share of results of associates and joint ventures, the interest income on wealth management products and dividend income from other investments.

57 2014 Interim Report 7 Segment reporting (continued) (b) The Group’s business segments operate in three main geographical areas, even though they are managed on a worldwide basis. The Group’s revenues by geographical segment are analysed based on the following criteria: (1) Traffic revenues from services within the PRC (excluding the Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan (“Hong Kong, Macau and Taiwan”)), is classified as domestic operations. Traffic revenue from inbound and outbound services between overseas markets excluding Hong Kong, Macau and Taiwan is classified as international operations. (2) Revenues from commission income, hotel and tour operation, ground services, cargo handling and other miscellaneous services are classified on the basis of where the services are performed. (Unaudited) Six months ended 30 June 2014 2013 RMB Million RMB Million Domestic 38,825 36,147 International 10,097 8,761 Hong Kong, Macau and Taiwan 1,290 1,096 50,212 46,004 The major revenue earning assets of the Group are its aircraft fleet which is registered in the PRC and is deployed across its worldwide route network. Majority of the Group’s other assets are also located in the PRC. CODM considers that there is no suitable basis for allocating such assets and related liabilities to geographical locations. Accordingly, geographical segment assets and liabilities are not disclosed.

58 China Southern Airlines Company Limited Notes to the Condensed Interim Consolidated Financial Information 7 Segment reporting (continued) (c) Reconciliation of reportable segment revenue, (loss)/profit before income tax, assets and liabilities to the consolidated figures as reported in the unaudited condensed consolidated interim financial information. (Unaudited) Six months ended 30 June 2014 2013 Note RMB million RMB million Revenue Reportable segment revenues 50,212 46,004 Reclassification of expired sales in advance of carriage (i) 115 330 Reclassification of sales tax (ii) (102) (129) Consolidated revenues 50,225 46,205 (Unaudited) Six months ended 30 June 2014 2013 Note RMB million RMB million (Loss)/profit before income tax Reportable segment (loss)/profit before taxation (1,065) 827 Capitalisation of exchange difference of specific loans (iii) (64) 56 Others – 1 Consolidated (loss)/profit before income tax (1,129) 884

59 2014 Interim Report 7 Segment reporting (continued) (c) Reconciliation of reportable segment revenue, (loss)/profit before income tax, assets and liabilities to the consolidated figures as reported in the unaudited condensed consolidated interim financial information (continued). (Unaudited) (Audited) 30 June 31 December 2014 2013 Note RMB million RMB million Assets Reportable segment assets 177,769 165,145 Capitalisation of exchange difference of specific loans (iii) 287 351 Government grants (iv) (275) (210) Others (64) (79) Consolidated total assets 177,717 165,207 (Unaudited) (Audited) 30 June 31 December 2014 2013 Note RMB million RMB million Liabilities Reportable segment liabilities 136,714 122,933 Government grants (iv) (245) (178) Others – 1 Consolidated total liabilities 136,469 122,756 Notes: (i) In accordance with the PRC GAAP, expired sales in advance of carriage are recorded under non-operating income. Under IFRSs, such income is recognised as other operating income. (ii) In accordance with the PRC GAAP, sales tax is separately disclosed rather than deducted from revenue under IFRSs. (iii) In accordance with the PRC GAAP, exchange difference arising on translation of specific loans and related interest denominated in a foreign currency is capitalised as part of the cost of qualifying assets. Under IFRSs, such exchange difference is recognised in income statement unless the exchange difference represents an adjustment to interest. (iv) In accordance with the PRC GAAP, special funds such as investment grants allocated by the government, if clearly defined on official documents as part of “capital reserve”, are credited to capital reserve. Otherwise, government grants related to assets are recognised as deferred income and amortised to profit or loss on a straight line basis over the useful life of the related assets. Under IFRSs, government grants relating to purchase of fixed assets are deducted from the cost of the related fixed assets.

60 China Southern Airlines Company Limited Notes to the Condensed Interim Consolidated Financial Information 8 Seasonality of operations The civil aviation industry is subject to seasonal fluctuations, with peak demand during the holiday season in the second half of the year. As such, the revenues and results of the Group in the first half of the year are generally lower than those in the second half of the year. 9 Interest expense (Unaudited) Six months ended 30 June 2014 2013 RMB million RMB million Interest on borrowings 688 626 Interest relating to obligations under finance leases 439 290 Interest on debentures 75 8 1,202 924 Less: amounts capitalised as construction in progress (Note) (190) (171) 1,012 753 Note: The interest rates used for interest capitalisation ranges from 2.12% to 2.74% per annum for the six months ended 30 June 2014 (six months ended 30 June 2013: 2.07% to 2.78%).

61 2014 Interim Report 10 Other net income (Unaudited) Six months ended 30 June 2014 2013 RMB million RMB million Government grants (Note) 836 234 Gain on disposal of property, plant and equipment, net 30 5 Others 113 74 979 313 Note: Government subsidies represent (i) subsidies based on certain amount of tax paid granted by governments to the Group; (ii) subsidies granted by various local governments to encourage the Group to operate certain routes to cities where these governments are located. There are no unfulfilled conditions and other contingencies related to subsidies that have been recognised for the six months ended 30 June 2014.

62 China Southern Airlines Company Limited Notes to the Condensed Interim Consolidated Financial Information 11 Income tax (credit)/expense (Unaudited) Six months ended 30 June 2014 2013 RMB million RMB million PRC income tax 225 81 Deferred tax (540) 161 Income tax (credit)/expense (315) 242 In respect of majority of the Group’s airlines operation outside mainland China, the Group has either obtained exemptions from overseas taxation pursuant to the bilateral aviation agreements between the overseas governments and the PRC government, or has sustained tax losses in those overseas jurisdictions. Accordingly, no provision for overseas tax has been made for overseas airlines operation in the current and prior periods. Under the Corporate Income Tax Law of the PRC, the Company and majority of its subsidiaries are subject to PRC income tax at 25% (2013: 25%). Certain subsidiaries of the Company are subject to preferential income tax rate at 15% according to the preferential tax policy in locations, where those subsidiaries are located. 12 Total operating profit/(loss) Operating profit/(loss) is stated after charging/(crediting) the following items: (Unaudited) Six months ended 30 June 2014 2013 RMB million RMB million Aircraft fuel 18,345 17,122 Depreciation of property, plant and equipment – Owned 3,520 3,318 – Finance leased 1,696 1,030 Amortisation of intangible assets and long term prepaid expenses 102 32 Amortisation of deferred benefits and gains (38) (56) Operating lease charges – Aircraft 2,508 2,427 – Land and buildings 401 347 Staff costs 7,622 6,735

63 2014 Interim Report 13 (Loss)/earnings per share The calculation of basic (loss)/earnings per share for the six months ended 30 June 2014 is based on the loss attributable to equity shareholders of the Company of RMB1,057 million (six months ended 30 June 2013: profit attributable to equity shareholders of the Company of RMB344 million) and the weighted average of 9,817,567,000 shares (six months ended 30 June 2013: 9,817,567,000 shares) in issue during the period. The amounts of diluted (loss)/earnings per share are the same as basic (loss)/earnings per share as there were no dilutive potential ordinary shares in existence for both the current and prior periods. 14 Property, plant and equipment, net (Unaudited) Six months ended 30 June 2014 Aircraft, engines and flight equipment Others Total RMB million RMB million RMB million Carrying amounts at 1 January 2014 111,391 8,386 119,777 Transfers from construction in progress (Note 15) 4,964 8 4,972 Additions 4,819 382 5,201 Depreciation charges (4,849) (367) (5,216) Disposals (86) (22) (108) Carrying amounts at 30 June 2014 116,239 8,387 124,626 15 Construction in progress (Unaudited) Six months ended 30 June 2014 Advance payments for the acquisition of aircraft and flight equipment Others Total RMB million RMB million RMB million Carrying amounts at 1 January 2014 16,413 1,046 17,459 Additions 7,306 486 7,792 Interest capitalised (Note 9) 178 12 190 Transfers to property, plant and equipment (Note 14) (4,964) (8) (4,972) Transfers to lease prepayments and other assets – (143) (143) Carrying amounts at 30 June 2014 18,933 1,393 20,326

64 China Southern Airlines Company Limited Notes to the Condensed Interim Consolidated Financial Information 16 Lease Prepayments (Unaudited) Six months ended 30 June 2014 Land use rights RMB million Carrying amounts at 1 January 2014 2,267 Transfer from construction in progress (Note 15) 86 Additions 32 Amortisation (30) Carrying amounts at 30 June 2014 2,355 17 Trade receivables Credit terms granted by the Group to sales agents and other customers generally range from one to three months. Ageing analysis of trade receivables is set out below: (Unaudited) (Audited) 30 June 31 December 2014 2013 RMB million RMB million Within 1 month 2,049 1,810 1 month to 3 months 382 345 3 months to 12 months 83 25 Over 1 year 25 20 2,539 2,200 Less: provision for impairment of receivables (31) (27) 2,508 2,173

65 2014 Interim Report 18 Borrowings Borrowings are analysed as follows: (Unaudited) (Audited) 30 June 31 December 2014 2013 RMB million RMB million Non-current Long-term bank borrowings – Secured 20,957 21,888 – Unsecured 24,276 15,358 45,233 37,246 Current Long-term bank borrowings – Secured 3,720 2,867 – Unsecured 1,637 2,963 Short-term bank borrowings – Secured 645 265 – Unsecured 8,651 14,147 Ultra-short-term financing bills 6,000 – 20,653 20,242 Total borrowings 65,886 57,488

66 China Southern Airlines Company Limited Notes to the Condensed Interim Consolidated Financial Information 18 Borrowings (continued) The contractual maturities at the end of the financial period of the Group’s borrowings, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates, or if floating, based on rates current at the end of the financial period) are as follows: (Unaudited) (Audited) 30 June 31 December 2014 2013 RMB million RMB million Within one year 22,145 21,528 After 1 year but within 2 years 16,755 11,603 After 2 years but within 5 years 24,708 20,711 After 5 years 5,977 7,454 Total borrowings 69,585 61,296 19 Obligations under finance leases (Unaudited) (Audited) 30 June 2014 31 December 2013 Present Present value of Total value of Total the minimum minimum the minimum minimum lease lease lease lease payments payments Interest payments payments Interest RMB million RMB million RMB million RMB million RMB million RMB million Within 1 year 4,625 5,623 998 3,636 4,498 862 After 1 year but within 2 years 4,603 5,483 880 4,139 4,887 748 After 2 years but within 5 years 12,860 14,759 1,899 11,074 12,690 1,616 After 5 years 18,752 20,042 1,290 16,160 17,356 1,196 Total 40,840 45,907 5,067 35,009 39,431 4,422 Less: balance due within one year classified as current liabilities (4,625) (3,636) Long-term portion 36,215 31,373

67 2014 Interim Report 20 Trade payables Ageing analysis of trade payables as of the balance sheet date is as follows: (Unaudited) (Audited) 30 June 31 December 2014 2013 RMB million RMB million Within 1 month 1,178 987 More than 1 month but less than 3 months 402 252 More than 3 months but less than 6 months 153 79 More than 6 months but less than 1 year 88 73 More than 1 year 35 16 1,856 1,407 21 Reserves and dividends (a) Dividends (i) The Board of directors does not recommend to declare an interim dividend for the six months ended 30 June 2014. No interim dividend was paid in respect of the six months ended 30 June 2013. (ii) A dividend of RMB0.04 (inclusive of applicable tax) per share in respect of the year ended 31 December 2013, totalling RMB393 million, was proposed by the directors on 28 March 2014 and approved at the Company’s Annual General Meeting on 26 June 2014. The announced payment date for A share and H share shareholders is 31 July 2014. As at 30 June 2014, the amount of dividend payable was included in other payables. (b) Statutory surplus reserve No transfer to statutory surplus reserve has been made during the six months ended 30 June 2014 (six months ended 30 June 2013: Nil).

68 China Southern Airlines Company Limited Notes to the Condensed Interim Consolidated Financial Information 22 Commitments (a) Capital commitments As at 30 June 2014, the Group had capital commitments as follows: (Unaudited) (Audited) 30 June 31 December 2014 2013 RMB million RMB million Commitments in respect of aircraft, engines and flight equipment – authorised and contracted for 63,936 47,651 Investment commitments – authorised and contracted for – capital contributions for acquisition of interests in associates 70 70 – share of capital commitments of a joint venture 41 58 111 128 – authorised but not contracted for – share of capital commitments of a joint venture 130 171 241 299 Commitments for other property, plant and equipment – authorised and contracted for 1,523 1,411 – authorised but not contracted for 2,359 2,291 3,882 3,702 68,059 51,652

69 2014 Interim Report 22 Commitments (continued) (b) Operating lease commitments As at the balance sheet date, the total future minimum lease payments under non-cancellable operating leases in respect of properties, aircraft and flight equipment are as follows: (Unaudited) (Audited) 30 June 31December 2014 2013 RMB million RMB million Payments due Within 1 year 5,111 4,608 After 1 year but within 5 years 16,433 14,740 After 5 years 9,096 6,874 30,640 26,222 23 Material related party transactions (a) Key management personnel remuneration Key management, including directors, supervisors and senior management, personnel receive compensation in the form of fees, salaries, allowances, discretionary bonuses and retirement scheme contributions. Key management personnel received total compensation of RMB4.39 million for the six months ended 30 June 2014 (six months ended 30 June 2013: RMB4.54 million). Such remuneration is included in “staff costs” as disclosed in Note 12.

70 China Southern Airlines Company Limited Notes to the Condensed Interim Consolidated Financial Information 23 Material related party transactions (continued) (b) Transactions with CSAHC and its affiliates (the “CSAHC Group”), associates, joint ventures and other related companies of the Group (Unaudited) Six months ended 30 June 2014 2013 RMB million RMB million Income received from the CSAHC Group Charter flight and pallet income 9 17 Cargo handling income – 2 Expenses paid to the CSAHC Group Repairing charges 276 303 Handling charges 55 51 Cargo handling expenses 21 14 Lease charges for land and buildings 85 84 Property management fee 37 22 Air catering supplies 50 39 Expenses paid to joint ventures and associates Repairing charges 679 786 Flight simulation service charges 154 126 Advertising, on-board video production agency and publicity services 39 18 Training expenses 79 53 Air catering supplies 57 – Ground service expenses 47 – Income received from joint ventures and associates Entrustment income for advertising media business 19 7 Air catering supplies 4 – Ground service income 2 – Commission income 11 6 Rental income 17 16 Repairing income 19 – Expenses paid to other related company Computer reservation services 213 215

71 2014 Interim Report 23 Material related party transactions (continued) (c) Balances with the CSAHC Group, associates, joint ventures and other related company of the Group (Unaudited) (Audited) 30 June 31 December 2014 2013 RMB million RMB million Receivables The CSAHC Group 45 74 Associates 55 95 Joint ventures 138 162 238 331 Payables The CSAHC Group 281 246 Associates 6 15 Joint ventures 80 96 Other related company 110 100 477 457 Accrual expense The CSAHC Group 227 498 Associates 98 31 Joint ventures 885 772 Other related company 202 330 1,412 1,631 The amounts due from/to the CSAHC Group, associates, joint ventures and other related company of the Group are unsecured, interest free and have no fixed terms of repayment.

72 China Southern Airlines Company Limited Notes to the Condensed Interim Consolidated Financial Information 23 Material related party transactions (continued) (d) Loans from and deposits placed with Southern Airlines Group Finance Company Limited (“SA Finance”) (i) Loans from SA Finance As at 30 June 2014, loans from SA Finance to the Group amounted to RMB150 million (31 December 2013: RMB520 million). During the six months ended 30 June 2014, interest expense paid on such loans amounted to RMB11 million (six months ended 30 June 2013: RMB16 million) and the interest rates is 5.54% per annum (six months ended 30 June 2013: 4.86% to 5.84% per annum). (ii) Entrusted loan from CSAHC At 10 March 2014, CSAHC, SA Finance and the Group entered into an entrusted loan agreement, pursuant to which, CSAHC, as the lender, entrusted SA Finance to lend RMB105 million to the Group from 10 March 2014 to 9 March 2015. The interest rate is 90% of benchmark interest rate stipulated by People’s Bank of China per annum. (iii) Deposits placed with SA Finance As at 30 June 2014, the Group’s deposits with SA Finance amounted to RMB3,142 million (31 December 2013: RMB2,675 million). The applicable interest rates were determined in accordance with the rates published by the People’s Bank of China. Interest income received on such deposits amounted to RMB32 million (six months ended 30 June 2013: RMB 20million). (e) Commitments to CSAHC At 30 June 2014, the Group had operating lease commitments to CSAHC in respect of lease charges for land and buildings of RMB292 million (31 December 2013: RMB66 million).

73 2014 Interim Report 24 Contingent liabilities (a) The Company and its subsidiary, Xiamen Airlines, entered into agreements with their pilot trainees and certain banks to provide guarantees on personal bank loans amounting to RMB648 million (31 December 2013: RMB656 million) that can be drawn by the pilot trainees to finance their respective flight training expenses. As at 30 June 2014, total personal bank loans of RMB488 million(31 December 2013: RMB464 million), under these guarantees, were drawn down from the banks. During the period, the Group has paid RMB2 million (six months ended 30 June 2013: RMB1 million) to the banks due to the default of payments of certain pilot trainees. (b) The Company received a claim on 11 July 2011 from an overseas entity (the “claimant”) against the Company for the alleged breach of certain terms and conditions of an aircraft sale agreement. The claimant has made a claim against the Company for an indemnity of USD46 million or for the refund of the down payments of USD12 million, and the interest thereon which is calculated in accordance with Clause 35A, Supreme Court Act 1981 of the United Kingdom. In 2012, the claimant subsequently changed its claim for the refund of the down payment to USD13 million. As at 25 July 2013, High Court of the United Kingdom announced the sentence of this case, overruled the claim and upheld the counter claim the Company made, which include an indemnity of USD28 million, legal costs and the interest thereon. As of the date of issuance of this financial information, the claimant has appealed. The case is in the stage of second instance. The directors are of the opinion that an outflow of resource embodying economic benefits is not probable to occur. (c) On 31 May 2014, the Company received a notice from the International Court of Arbitration of International Chamber of Commerce (“ICC”). The notice states that SASOF TR-81 AVIATION IRELAND LIMITED (the “lessor”) has applied for arbitration for the alleged breach of certain terms and conditions of an aircraft leasing agreement. The lessor has made a claim against the Company for an indemnity of approximately USD13 million, including the compensation for engine thrust upgrade damages, life components of engine, reserves of engines, cost of termination of the lease, external legal counsel’s remuneration and the interest thereon. On 31 July 2014, the Company has established a team to handle this arbitration and applied to ICC for a counter claim to request the lessor to compensate the Company for insurance fees, deposits, default penalty, extra technical support fees and legal expenses and the interest thereon. As of the date of this report, no arbitration session is called for this case and the Company is still making early preparation for the case. The Company is of the opinion that an outflow of resource embodying economic benefits is not probable to occur.

74 China Southern Airlines Company Limited Notes to the Condensed Interim Consolidated Financial Information 24 Contingent liabilities (continued) (d) The Group leased certain properties and buildings from CSAHC which were located in Guangzhou, Wuhan, Haikou, etc. However, such properties and buildings lack adequate documentation evidencing CSAHC’s rights thereto. Pursuant to the indemnification agreement dated 22 May 1997 between the Group and CSAHC, CSAHC has agreed to indemnify the Group against any loss or damage arising from any challenge of the Group’s right to use the certain properties and buildings. 25 Post balance sheet event As of the date of this report, there have been no significant post balance sheet events.

75 2014 Interim Report Supplementary Information to the Condensed Interim Financial Information Reconciliation Statements of Differences in Interim Financial Information prepared under different GAAPs (1) The effect of the differences between PRC GAAP and IFRSs on (loss)/profit attributable to equity shareholders of the Company is analysed as follows: (Unaudited) (Unaudited) Six months Six months ended 30 June ended 30 June 2014 2013 Note RMB million RMB million Amounts under PRC GAAP (1,018) 302 Adjustments: Government grants (c) 1 2 Capitalisation of exchange difference of specific loans (a) (64) 56 Adjustments arising from an associate’s business combination under common control (d) (1) (1) Effect of the above adjustments on taxation 18 (14) Effect of the above adjustments on non-controlling interests 7 (1) Amounts under IFRSs (1,057) 344 (2) The effect of the differences between PRC GAAP and IFRSs on equity attributable to equity shareholders of the Company is analysed as follows: (Unaudited) (Audited) As at As at 30 June 31December 2014 2013 Note RMB million RMB million Amounts under PRC GAAP 32,733 34,139 Adjustments: Capitalisation of exchange difference of specific loans (a) 287 351 Accumulated loss attributed to non-controlling interests of a subsidiary (b) (23) (23) Government grants (c) (31) (32) Adjustment arising from an associate’s business combination under common control (d) 7 8 Effect of the above adjustments on taxation (70) (88) Effect of the above adjustments on non-controlling interests (19) (26) Amounts under IFRSs 32,884 34,329

76 China Southern Airlines Company Limited Supplementary Information to the Condensed Interim Financial Information Reconciliation Statements of Differences in Interim Financial Information prepared under different GAAPs (continued) (a) In accordance with the PRC GAAP, exchange difference arising on translation of specific loans and related interest denominated in a foreign currency is capitalised as part of the cost of qualifying assets. Under IFRSs, such exchange difference should be recognised in income statement unless the exchange difference represents an adjustment to interest. (b) For both PRC GAAP and IFRSs, from 1 January 2010, any losses incurred by a non-wholly owned subsidiary will be allocated between the controlling and non-controlling interests in proportion to their interests in that entity, even if this results in a deficit balance within consolidated equity being attributed to the non- controlling interests. Under PRC GAAP, this new accounting policy is being applied retrospectively with previous periods figures restated. Under IFRSs, this new accounting policy is being applied prospectively and therefore previous periods have not been restated. (c) In accordance with the PRC GAAP, special funds such as investment grants allocated by the government, if clearly defined in official documents as part of “capital reserve”, are credited to capital reserve. Under IFRSs, government grants relating to purchase of fixed assets are deducted from the cost of the related fixed assets. (d) In accordance with the PRC GAAP, the Company and its associate account for the business combination under common control by applying the pooling-of-interest method. Under the pooling-of-interest method, the difference between the historical carrying amount of the acquiree and the consideration paid is accounted for as an equity transaction. Under IFRSs, the Company adopts the purchase accounting method for acquisition of business under common control. Accordingly, adjustments are made to make the associate’s accounting policy of business combination under common control conform to the policy of the Company when the associate’s financial statements are used by the Company in applying the equity method when preparing its financial statements in accordance with IFRSs.